Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) for Imperial Metals Corporation (“Imperial”, the “Company”, “we”, “us” or “our”) should be read in conjunction with the audited Consolidated Financial Statements and related notes for the year ended December 31, 2021. The Consolidated Financial Statements and comparative information have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The reporting currency of the Company is the Canadian (“CDN”) Dollar.

This MD&A contains statements that may be considered forward-looking information, and therefore investors are directed to review the Forward-Looking Statements & Risks Notice within this MD&A.

Imperial is a Vancouver based mining company active in the acquisition, exploration, development, mining and production of base and precious metals. The Company owns the Mount Polley and Huckleberry copper mines, and holds a 30% interest in the Red Chris copper/gold mine. Imperial also maintains a large portfolio of greenfield exploration properties. Management continues to evaluate various opportunities to advance many of these properties.

Imperial’s principal business registered and records office address is Suite 200, 580 Hornby Street, Vancouver, British Columbia V6C 3B6 Canada. The Company was incorporated under the British Columbia Company Act.

The Company is listed on The Toronto Stock Exchange, and its shares trade as symbol III. At March 16, 2022, the Company had 141,395,941 common shares outstanding, and on a diluted basis 141,395,941 common shares outstanding.

Additional Company disclosure can be obtained from imperialmetals.com or sedar.com.

FORWARD-LOOKING STATEMENTS & RISKS NOTICE

This MD&A is a review of the Company’s operations and financial position, as at and for the year ended December 31, 2021, and plans for the future based on facts and circumstances as of March 16, 2022.

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking information which is prospective in nature and reflect the current views and/or expectations of Imperial. Often, but not always, forward-looking information can be identified by the use of statements such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such information in this MD&A includes, without limitation, statements regarding: future impacts of the COVID-19 pandemic; the ability to continue operations in lieu of the COVID-19 pandemic; changes to the Company’s business and operations in order to minimize the risks to employees, communities and other stakeholders; the effectiveness of preventative actions put in place by the Company and Newcrest, including measures taken in accordance with PHO orders, to respond to the COVID-19 pandemic as well as to implement a prevention plan for all communicable diseases; expectations regarding the care, maintenance and rehabilitation activities at the Mount Polley mine and Huckleberry mine; expectations regarding updates to the mine restart plans and timelines for the Mount Polley mine and Huckleberry mine; the Company’s ability to secure financing to fund the restart of the Mount Polley mine; expectations regarding the potential cost and length of life mine of Red Chris; expectations and timing regarding current and future exploration and drilling programs; expectations and timing regarding the Red Chris Block Cave PFS; expectations regarding metal recoveries; capital expenditures; adequacy of funds for projects and liabilities; our belief in the merit of and expectations regarding the allegations of a securities class action claim; outcome and impact of litigation; cash flow; working capital requirements; the requirement for additional capital; the ability for the Company to continue as a going concern, including sufficient funding of the Company’s obligations as they come due; the ability to generate sufficient taxable income from future operations to realize deferred income tax assets; results of operations, production, revenue, margins and earnings; authorizations and permits; potential acquisitions; future prices of copper and gold; future foreign currency exchange rates, including its impact on derivative instruments; future accounting changes, including the effect of amendments to accounting standards on the Company’s financial statements; future prices for marketable securities; and the use of non-IFRS financial measures including adjusted net loss, adjusted EBITDA, cash earnings and cash earnings per share.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 1

Forward-looking information is not based on historical facts, but rather on then current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates, including, but not limited to, assumptions that: the scope and duration of the COVID-19 pandemic and its impact on our business will not be significant and the Company’s operations will be able to return to normal after the COVID-19 pandemic has subsided; the Company will have access to capital as required and will be able to fulfill its funding obligations as the Red Chris minority joint venture partner; there are risks related to holding non-majority investment interests in the Red Chris mine Joint Venture; the Company will be able to advance and complete remaining planned rehabilitation activities within expected timeframes; there will be no significant delay or other material impact on the expected timeframes or costs for completion of rehabilitation of the Mount Polley mine and Huckleberry mine; the Company’s rehabilitation activities at Mount Polley and Huckleberry will be successful in the long term; all required permits, approvals and arrangements to proceed with planned rehabilitation at Mount Polley and Huckleberry will be obtained in a timely manner; the Company’s belief that the appeals with respect to decisions in favour of the Company are without merit; there will be no material operational delays at the Red Chris mine; equipment will operate as expected; there will not be significant power outages; there will be no material adverse change in the market price of commodities and exchange rates; and the Red Chris mine will achieve expected production outcomes (including with respect to mined grades and mill recoveries and access to water as needed). Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. We can give no assurance that the forward-looking information will prove to be accurate.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause Imperial’s actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements constituting forward-looking information.

Important risks that could cause Imperial’s actual results, revenues, performance or achievements to differ materially from Imperial’s expectations include, among other things: the risk that the Company’s beneficial interest of the Red Chris mine may be diluted over time should it not have access to capital as required and will not be able to meet its funding obligations as the Red Chris minority joint venture partner; additional financing that may be required may not be available to Imperial on terms acceptable to Imperial or at all; uncertainty regarding the outcome of sample testing and analysis being conducted on the area affected by the Mount Polley Breach; risks relating to the timely receipt of necessary approvals and consents to proceed with the rehabilitation plan at Mount Polley and Huckleberry; risks relating to the remaining costs and liabilities and any unforeseen longer-term environmental consequences arising from the Mount Polley Breach; uncertainty as to actual timing of completion of rehabilitation activities at Mount Polley and Huckleberry; risks relating to the impact of the Mount Polley Breach on Imperial’s reputation; risks relating to mining operations and mine restart timelines; uncertainty regarding general economic conditions; uncertainty regarding the short-term and long-term impact of the COVID-19 pandemic on the Company’s operations and investments and on the global economy and metals prices generally; risks relating to the potential ineffectiveness of the measures taken in response to the COVID-19 pandemic; risks associated with competition within the mining industry; the Company’s dependency on third party smelters; risks relating to trade barriers; the quantum of claims, fines and penalties that may become payable by Imperial and the risk that current sources of funds are insufficient to fund liabilities; risks that Imperial will be unsuccessful in defending against any legal claims or potential litigation; risks of protesting activity and other civil disobedience restricting access to the Company’s properties; failure of plant, equipment or processes to operate in accordance with specifications or expectations; cost escalation, unavailability of materials and equipment, labour unrest, power outages, and natural phenomena such as weather conditions and water shortages negatively impacting the operation of the Red Chris mine; changes in commodity and power prices; changes in market demand for our concentrate; risks that the COVID-19 pandemic may adversely affect copper and gold prices, impact our ability to transport or market our concentrate, cause disruptions in our supply chains and create volatility in commodity prices and demand; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); uncertainty relating to mineral resource and mineral reserve estimates; uncertainty relating to production estimates; risks associated with mineral exploration and project development; fluctuations in exchange rates and interest rates; risks associated with permitting and government regulations; environmental and health and safety matters; risks relating to joint venture projects; risks relating to foreign operations; dependence on key management personnel; taxation risk; conflicts of interest; cyber threats; risks relating to the use of derivative contracts and other hazards and risks disclosed within this MD&A for the year ended December 31, 2021 and other public filings which are available on Imperial’s profile at sedar.com. For the reasons set forth above, investors should not place undue reliance on forward-looking information. Imperial does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 2

SIGNIFICANT EVENTS AND LIQUIDITY

The Company’s audited Consolidated Financial Statements have been prepared on a going concern basis which assumes the Company will continue operating in the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course as they come due.

On March 11, 2020, the World Health Organization declared the rapidly spreading coronavirus 2019-nCoV (“COVID-19”) outbreak as a global pandemic. The Company has been closely monitoring developments of the COVID-19 outbreak and has implemented preventive measures to ensure the safety of our workforce and local communities. Throughout the COVID-19 pandemic, mining operations at Red Chris, the Company’s various exploration activities, and the care and maintenance of Mount Polley and Huckleberry have been conducted under strict guidance and directives of federal, provincial and regional health authorities. To date, there have been no significant disruptions to production, to the shipment of concentrate or to the supply chain. Changes have been implemented to our business and how we operate in order to minimize the risks to our employees, communities and other stakeholders.

The Company has actively responded to the COVID-19 pandemic at operations controlled by the Company through a variety of means such as:

●	restricting travel;

●	shifting employees to remote work arrangements wherever possible, including at the corporate office;

●	implementing and promoting preventative measures in place at all operations, including social distancing and frequent handwashing;

●	adhering to the most up to date guidance from governments and public health authorities in each jurisdiction in which we operate;

●	implementing enhanced cleaning and disinfecting protocols; and

●	restricting employees with any potential symptoms of COVID-19 from attending Company facilities.

The Company holds a 30% interest in the Red Chris mine through our wholly owned subsidiary. Newcrest Mining Limited (“Newcrest”) holds a 70% interest through its wholly owned subsidiary and is the project operator. The Company understands Newcrest has implemented the below precautionary measures at Red Chris. These measures continue to be refined in accordance with the Provincial Health Officer orders for work camps which in turn continue to be refined as BC moves through its stages of the restart plan.

The order requirements have been broadened to all communicable diseases rather than just COVID-19. These include:

●	the requirement for a communicable disease prevention plan, which replaces the requirement for a COVID-19 infection prevention and control protocol;

●	the appointment of a communicable disease prevention and control co-ordinator (new term of the current infection prevention and control coordinator) who is responsible for oversight of the communicable disease prevention plan and liaison with the health authority;

●	maintaining high standards of camp hygiene;

●	ensuring workers have an opportunity to consult a health professional and arrange for symptomatic worker testing when recommended by Medical Health Officer (“MHO”) or medical professional;

●	establishing a plan for ready access to, the medical, nursing and allied professional support necessary to support the management by public health of cases, clusters and outbreaks of communicable diseases among workers;

●	developing procedures for the isolation of a worker exposed to, or with a confirmed or suspected case of communicable disease, and ensuring that a worker in isolation has the supplies, support and services the worker needs;

●	reporting of cases, clusters or outbreaks of communicable diseases and related information to the MHO and working with the MHO to deal with the situation; and

●	facilitating access to a vaccination program.

Red Chris has implemented the above requirements since early 2020 with the following precautions by:

●	conducting rapid antigen and PCR screening and health checks for all employees, contractors, and visitors entering site and whilst on site;

●	minimizing visitor numbers with no ‘ad-hoc’ entry;

●	providing the opportunity for all employees, contractors and visitors to be vaccinated with an approved vaccine through the work camp vaccination program;

●	providing paid pandemic leave for applicable cases;

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 3

●	maintaining hygienic practices: mask wearing, social distancing and hand washing to minimize spread of infection;

●	employing additional trained medical personnel on-site and providing enhanced medical service on site and supporting local Tahltan communities;

●	providing regular written and verbal communication updates to employees on all sites, particularly on personal hygiene practices and what to do if they present symptoms;

●	providing medical supplies and provisions to local Tahltan communities;

●	working with Tahltan Central Government Emergency Management Committee (“EMC”) to facilitate testing COVID-19 management within the three neighbouring Tahltan communities;

●	supporting the weekly EMC meeting which brings together representatives from the three neighbouring Tahltan communities and other Northern British Columbia mining and exploration companies to share COVID-19 management experiences;

●	preparing business continuity plans and contingencies in the event of a significant number of operational employees and contractors being exposed or contracting the virus to minimize disruptions to operations; and

●	establishing and maintaining an emergency management team of key management at site level.

The Company also understands that the Tahltan Central Government, Iskut First Nation and Tahltan Bands are supportive of Newcrest’s implementation of this package of measures which proactively protects and supports communities and enables Tahltan members to support their families and communities, while helping Red Chris to continue to operate during the COVID-19 pandemic.

As Newcrest is the operator of the Red Chris mine, the preventative measures implemented with respect to the project lie outside the direct control of the Company. Any violations to acts and regulations may have an adverse impact on the Company.

Despite the uncertainties and changes relating to the COVID-19 pandemic, and current market conditions, we remain confident in the long-term outlook for our major commodities. However, the extent to which the COVID-19 pandemic impacts the Company’s business, including exploration, development and production activities and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 outbreak.

The resumption of normal operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on our business activities. Even after the COVID-19 pandemic has subsided, we may continue to experience material adverse impacts to our business as a result of its global economic impact, including any related recession.

On February 10, 2021, the Company reported that construction had commenced on the portal site for an exploration decline into the deep East zone at Red Chris mine. The Red Chris Joint Venture approved $135 million (on a 100% basis) of funding for the construction of the exploration decline and associated infrastructure and permitting costs.

On March 10, 2021, the Company entered into a $10.0 million promissory note financing (“Note”) with an affiliate of its major shareholder. The Note matures on April 1, 2022 and bears interest of 8.0% per annum. The Note was fully repaid on June 28, 2021, prior to its maturity date.

On March 15, 2021, the Company acquired a 30% interest in the GJ Property for a payment of $3.0 million to Newcrest Red Chris Mining Limited.

On March 30, 2021, the Red Chris Mineral Resource update was released, and it is a key input into the Pre-Feasibility Study (“PFS”) which had been initiated on the development of a high margin underground block cave mine at Red Chris. An ore reserve estimate which for the first time will include a block cave operation at Red Chris is expected to be released within the same timeframe as the PFS.

On April 27, 2021, the Company announced a Normal Course Issuer Bid to provide for purchases of its common shares to satisfy its obligations under the Non-Management Directors’ Plan and the Share Purchase Plan.

On June 25, 2021, the Company completed a Rights Offering pursuant to which it issued a total of 12,853,267 common shares at a price $4.70 per common shares for gross proceeds of approximately $60.4 million. The Company issued a total of 10,992,281 common shares under basic subscription privileges in the Rights Offering and a total of 1,860,986 common shares under additional subscription privileges.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 4

On July 2, 2021, the Red Chris Joint Venture received a Notice of Proposed Transfer and Right of First Refusal Offer regarding the sale of an existing 1% Net Smelter Returns Royalty in consideration of US$165.0 million. The Right of First Refusal was not exercised by the Red Chris Joint Venture.

On July 8, 2021, the Company acquired 100% interest in the Ruddock Creek high grade zinc-lead project by purchasing the remaining 54.72% interest previously held by its joint venture partners.

On July 15, 2021, the Company’s subsidiary, Huckleberry Mines Ltd., purchased five mineral tenures from ArcWest Exploration Inc. (“ArcWest”). The claims cover 2,526 hectares and are located north of the Huckleberry Mine mining lease. Consideration payable was $50,000 cash and the granting to ArcWest of a 1% Net Smelter Returns Royalty.

On July 26, 2021, the Company granted PJX Resources Inc. (“PJX”) a five-year option to acquire 100% interest in the Estella Property located northeast of Cranbrook, B.C. The property consists of 14 Crown granted mineral claims covering approximately 224 hectares. Consideration payable to Imperial are staged payments totalling $250,000 and the granting to PJX of a 2% Net Smelter Returns Royalty.

On October 11, 2021, the Company reported highlights of the Red Chris Block Cave Pre-Feasibility Study (“PFS”). With the completion of the PFS, Newcrest has approved preparation of a Feasibility Study which is expected to be completed in the first half 2023. On November 29, 2021, the NI 43-101 Technical Report for Red Chris was filed.

On October 20, 2021, the Company received notice that the binding arbitration of the claim from a contractor filed in the June 2020 period was completed. The arbitrator’s partial final award dismissed all of the contractor’s claims and found the contractor liable for numerous misrepresentations and for overbilling. Damages payable by the contractor will be determined in the next phase of arbitration.

On October 29, 2021, the Company increased its existing Credit Facility from $50.0 million to $75.0 million. The increase of $25.0 million in the facility is guaranteed by a related party.

On December 7, 2021, the Company acquired four mineral claims totalling 6,834.47 hectares from Freeport-McMoRan Mineral Properties Canada Inc. for the consideration of claim assessment work expenditures and a 0.5% Net Smelter Return Royalty.

Subsequent to December 31, 2021, the Company reported the following:

On January 19, 2022, the Company reached an agreement with the Province of British Columbia for the surrender of Giant Copper mineral claims located 37km east of Hope, BC, Canada. The Company received $24.0 million as consideration that covers all prior investments in the Giant Copper claim area.

On February 28, 2022, the Company increased its existing Credit Facility from $75.0 million to $100.0 million. This additional increase of $25.0 million in the facility is guaranteed by a related party.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 5

OVERVIEW

Select Annual Financial Information

	Years Ended December 31
expressed in thousands, except share and per share amounts	2021	2020	2019(3)
Operations:
Total revenues	$133,591	$148,097	$71,823
Net loss	$(26,070)	$(4,892)	$(41,224)
Net loss per share	$(0.19)	$(0.04)	$(0.32)
Diluted loss per share	$(0.19)	$(0.04)	$(0.32)
Adjusted net loss (1)	$(23,181)	$(5,421)	$(50,310)
Adjusted net loss per share (1)	$(0.17)	$(0.04)	$(0.40)
Adjusted EBITDA(1)	$11,553	$36,034	$(4,261)
Cash earnings (1)(2)	$11,034	$36,909	$(3,611)
Cash earnings per share (1)(2)	$0.08	$0.29	$(0.03)
Working capital (deficiency)	$(19,060)	$9,292	$53,661
Total assets	$1,186,341	$1,091,321	$1,103,488
Total debt (including current portion)	$34,975	$2,422	$3,816

(1)	Refer to table under heading Non-IFRS Financial Measures for further details.
(2)	Cash earnings is defined as the cash flow from operations before the net change in non-cash working capital balances, income and mining taxes, and interest paid. Cash earnings per share is defined as cash earnings divided by the weighted average number of common shares outstanding during the year.
(3)	Year ended 2019 has been restated to incorporate the finalization of fair values relating to the sale of Red Chris in August 2019.

Select Items Affecting Net Loss (presented on an after-tax basis)

	Years Ended December 31
expressed in thousands	2021	2020
Net loss before undernoted items	$(24,337)	$(3,559)
Interest expense	(1,497)	(1,358)
Foreign exchange gain (loss) on debt	(236)	25
Net Loss	$(26,070)	$(4,892)

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 6

Revenue from the Red Chris mine in 2021 was $132.6 million compared to $146.3 million in 2020. In 2021, the Red Chris mine (100% basis) had 14.5 concentrate shipments (2020-18.3 concentrate shipments). Variations in revenue are impacted by the timing and quantity of concentrate shipments, metal prices and exchange rates, and period end revaluations of revenue attributed to concentrate shipments where copper and gold prices will settle at a future date.

The London Metals Exchange cash settlement copper price per pound averaged US$4.23 in 2021 compared to US$2.80 in 2020. London Bullion Market Association, London gold price per troy ounce averaged US$1,800 in 2021 compared to US$1,770 in 2020. The average US/CDN dollar exchange rate in 2021 was 1.254 compared to an average of 1.341 in 2020. In CDN dollar terms, the average copper price in 2021 was CDN$5.30 per pound compared to CDN$3.76 per pound in 2020, and the average gold price in 2021 was CDN$2,256 per ounce compared to CDN$2,374 per ounce in 2020.

Revenue in 2021 increased by a $1.6 million revenue revaluation compared to a revenue revaluation of $7.3 million in 2020. Revenue revaluations are the result of the metal price on the settlement date and/or the current period balance sheet date being higher or lower than when the revenue was initially recorded or the metal price at the last balance sheet date and finalization of contained metal as a result of final assays.

Net loss in 2021 was $26.1 million ($0.19 per share) compared to net loss of $4.9 million ($0.04 per share) in 2020. The majority increase in net loss of $21.2 million was primarily due to the following factors:

●	Income from mine operations went from $20.6 million in 2020 to $10.4 million in 2021, an increase in net loss of $10.2 million.

●	Mine restart costs went from $nil in 2020 to $11.4 million in 2021, an increase in net loss of $11.4 million.

●	Reversal of impairment on exploration costs was $nil in 2020 compared to $4.2 million in 2021, a decrease in net loss of $4.2 million.

Capital expenditures including finance leases were $108.6 million in 2021, up from $73.7 million in 2020. Expenditures in 2021 included $36.4 million in exploration, $23.4 million for tailings dam construction and $48.8 million on stripping costs and other capital.

At December 31, 2021, the Company had $33.3 million in cash compared to $34.0 million at December 31, 2020.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 7

NON-IFRS FINANCIAL MEASURES

The Company reports four non-IFRS financial measures: adjusted net loss, adjusted EBITDA, cash earnings and cash cost per pound of copper produced which are described in detail below. The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Adjusted net loss, adjusted EBITDA, cash earnings and cash cost per pound of copper are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Reconciliations are provided below.

Adjusted Net Loss and Adjusted Net Loss Per Share

Adjusted net loss is derived from operating net loss by removing the gains or loss, resulting from acquisition and disposal of property, mark to market revaluation of derivative instruments not related to the current period, net of tax, unrealized foreign exchange gains or losses on non-current debt, net of tax and other non-recurring items. Adjusted net loss in 2021 was $23.2 million ($0.17 per share) compared to an adjusted net loss of $5.4 million ($0.04 per share) in 2020. We believe that the presentation of Adjusted Net Loss helps investors better understand the results of our normal operating activities and the ongoing cash generating potential of our business as further detailed below.

Calculation of Adjusted Net Loss

	Years Ended December 31
expressed in thousands, except share and per share amounts	2021	2020
Net loss	$(26,070)	$(4,892)
Foreign exchange (gain) loss on debt, net of tax (1)	236	(25)
Reversal of impairment on exploration and evaluation asset, net of write downs and tax	2,653	-
Insurance recovery, net of tax	-	(490)
Other, net of tax	-	(14)
Total Adjusted Net Loss	$(23,181)	$(5,421)
Basic weighted average number of common shares outstanding	135,223,279	128,490,174
Total Adjusted Net Loss Per Share	$(0.17)	$(0.04)

(1)	Non-current debt is recorded on the Company’s Statement of Financial Position at the foreign exchange rate in effect on that date, with changes in foreign exchange rates, net of taxes, flowing through net loss. The amounts of non-current debt ultimately payable may be materially different than reflected in the financial statements due to foreign currency movements.

Adjusted EBITDA

Adjusted EBITDA in 2021 was $11.6 million compared to $36.0 million in 2020. We define Adjusted EBITDA as net loss before interest expense, taxes, depletion, and depreciation, and as adjusted for certain other items described in the following reconciliation table.

We believe that the presentation of Adjusted EBITDA is appropriate to provide additional information to investors about certain non-cash items and is useful to investors as an important indicator of our operations and the performance of our core business.

Adjusted EBITDA is not a measurement of operating performance or liquidity under IFRS and should not be considered as a substitute for earnings from operations, net income or cash generated by operating activities computed in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool and therefore Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 8

A reconciliation of net loss to Adjusted EBITDA is as follows:

	Years Ended December 31
expressed in thousands	2021	2020
Net loss	$(26,070)	$(4,892)
Adjustments:
Income and mining tax recovery	(4,552)	(3,974)
Interest expense	1,497	1,358
Depletion and depreciation	40,953	40,288
Accretion of future site reclamation provisions	3,110	2,764
Share based compensation	405	726
Foreign exchange (gain) loss	(177)	557
Revaluation of marketable securities	49	(91)
Reversal of impairment on exploration costs	(4,157)	-
Write down of exploration cost	523	-
Insurance recovery	-	(671)
Other	(28)	(31)
Total Adjusted EBITDA	$11,553	$36,034

Cash Earnings and Cash Earnings Per Share

Cash earnings in 2021 was $11.0 million compared to $36.9 million in 2020. Cash earnings per share were $0.08 in 2021 compared to $0.29 in 2020. Cash earnings and cash earnings per share are measures used by the Company to evaluate its performance however they are not terms recognized under IFRS. We believe that the presentation of cash earnings and cash earnings per share is appropriate to provide additional information to investors about how well the Company can earn cash to pay its debts and manage its operating expenses and investment. Cash earnings is defined as cash flow from operations before the net change in non-cash working capital balances, income and mining taxes paid, and interest paid. Cash earnings per share is the same measure divided by the weighted average number of common shares outstanding during the year.

	Years Ended December 31
expressed in thousands, except per share and per share amounts	2021	2020
Net loss	$(26,070)	$(4,892)
Items not affecting cash flows:
Deferred mining and income tax recovery	(5,279)	(4,326)
Depletion and depreciation	40,953	40,288
Share based compensation	405	726
Accretion of future site reclamation provisions	3,110	2,764
Reversal of impairment on exploration costs	(4,157)	-
Write down of exploration cost	523	-
Unrealized foreign exchange losses	31	1,113
Interest expense	1,497	1,358
Other	21	(122)
Total Cash Earnings	$11,034	$36,909
Basic weighted average number of common shares outstanding	135,223,279	128,490,174
Total Cash Earnings Per Share	$0.08	$0.29

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 9

Cash Cost Per Pound of Copper Produced

Management uses this non-IFRS financial measure to monitor operating costs and profitability. The Company is primarily a copper producer and therefore calculates this non-IFRS financial measure individually for its three copper mines, Red Chris (30% share), Mount Polley and Huckleberry, and on a composite basis for these mines.

The cash cost per pound of copper produced is derived from the sum of cash production costs, transportation and offsite costs, treatment and refining costs, royalties, net of by-product and other revenues, divided by the number of pounds of copper produced during the period.

Cash costs of production include direct labour, operating materials and supplies, equipment and mill costs, and applicable overhead. Off-site costs include transportation, warehousing, marketing, related insurance and treatment and refining costs for smelting and refining concentrate.

Treatment and refining costs applicable to the concentrate produced during the period are calculated in accordance with the contracts the Company has with its customers.

By-product and other revenues represent (i) revenue calculated based on average metal prices for by-products produced during the period based on contained metal in the concentrate; and (ii) other revenues as recorded during the period.

Cost of sales, as reported on the consolidated statement of comprehensive income, includes depletion and depreciation, and share based compensation, non-cash items. The resulting cash costs are different than the cost of production because of changes in inventory levels and therefore inventory and related transportation and offsite costs are adjusted from a cost of sales basis to a production basis. The cash costs for copper produced are converted to US$ using the average US$ to CDN$ exchange rate for the period divided by the pounds of copper produced to obtain the cash cost per pound of copper produced in US$.

Variations from period to period in the cash cost per pound of copper produced are the result of many factors including: grade, metal recoveries, amount of stripping charged to operations, mine and mill operating conditions, labour and other cost inputs, transportation and warehousing costs, treatment and refining costs, the amount of by-product and other revenues, the US$ to CDN$ exchange rate and the amount of copper produced.

Idle mine and mine restart costs during the periods when the Huckleberry and Mount Polley mines are not in operation have been excluded from the cash cost per pound of copper produced.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 10

The following tables reconcile cost of sales as shown on the consolidated statement of comprehensive income, to the cash cost per pound of copper produced in US$.

Calculation of Cash Cost Per Pound of Copper Produced

expressed in thousands, except cash cost per pound of copper produced	Three Months Ended December 31
	2021	2020
Cost of sales	$23,247	$38,621
Less:
Depletion and depreciation	(3,030)	(8,780)
Cash costs before adjustment to production basis	20,217	29,841
Adjust for inventory change	2,898	(5,626)
Adjust transportation and offsite costs	197	434
Treatment, refining and royalty costs	2,064	2,095
By-product and other revenues	(9,284)	(11,607)
Cash cost of copper produced in CDN$	16,092	$15,137
US$ to CDN$ exchange rate	1.2601	1.3030
Cash cost of copper produced in US$	12,771	11,617
Copper produced – pounds	4,507	5,169
Cash cost per lb copper produced in US$	$2.83	$2.25

Calculation of Cash Cost Per Pound of Copper Produced

expressed in thousands, except cash cost per pound of copper produced	Year Ended December 31
	2021	2020
Cost of sales	$123,162	$127,470
Less:
Depletion and depreciation	(37,553)	(35,179)
Cash costs before adjustment to production basis	85,609	92,291
Adjust for inventory change	6,748	(1,867)
Adjust transportation and offsite costs	196	318
Adjust for other costs	(387)	-
Treatment, refining and royalty costs	8,452	10,770
By-product and other revenues	(40,311)	(50,855)
Cash cost of copper produced in CDN$	60,307	$50,657
US$ to CDN$ exchange rate	1.2536	1.3412
Cash cost of copper produced in US$	48,107	37,770
Copper produced – pounds	19,717	26,502
Cash cost per lb copper produced in US$	$2.44	$1.43

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 11

DEVELOPMENTS DURING 2021

The current impact of the COVID-19 pandemic on our business is described under Significant Events and Liquidity. The Company’s plans for 2022 and beyond could be adversely impacted by the effects of the COVID-19 pandemic. The continuing impact of COVID-19 to travel and other operating restrictions established to curb the spread of COVID-19, could materially and adversely impact the Company’s current plans by causing a temporary closure of the Red Chris mine, suspending planned exploration work, causing an economic slowdown resulting in a decrease in the demand for copper and gold, negatively impacting copper and gold prices, impacting the Company’s ability to transport or market the Company’s concentrate or causing disruptions in the Company’s supply chains.

Red Chris Mine

Metal production at Red Chris in 2021 was 65.4 million pounds of copper and 60,160 ounces of gold compared to 88.3 million pounds copper and 73,787 ounces gold produced in 2020. Copper and gold production decreased 26% and 19% respectively. The decreased metal production in 2021 was largely the result of treating of lower grades, with the copper grade down 24% and the gold grade down 21% from 2020 levels. Copper recovery was down 2% year on year to 79% while gold recovery increased 3% to 56% in 2021. Mill throughput for the year decreased about 0.6% with the rate averaging 25,546 tonnes per day.

Imperial’s 30% portion of the production was 19.6 million pounds copper and 18,048 ounces gold.

Annual Production for the Year Ended December 31	2021	2020
Ore milled - tonnes	9,324,304	9,381,881
Ore milled per calendar day - tonnes	25,546	25,634
Grade % - copper	0.403	0.529
Grade g/t - gold	0.358	0.451
Recovery % - copper	79.1	80.7
Recovery % - gold	56.0	54.2
Copper – 000’s pounds	65,426	88,343
Gold – ounces	60,160	73,787

* 100% Red Chris mine production

Red Chris production (100%) for the 2021 fourth quarter was 14.7 million pounds copper and 13.6 thousand ounces gold compared to 17.2 million pounds copper and 15.2 thousand ounces gold in the 2021 third quarter, primarily due to lower mill throughput with 2,124,732 tonnes in the fourth quarter of 2021 compared to 2,543,495 tonnes in the prior quarter. The throughput was impacted by processing clay rich ores early in the reporting period impacting primary crusher availability, as well as weather-related BC Hydro power outages. This was partially offset by higher gold recoveries (60% versus 56%), reflecting the benefit of increased cleaner capacity.

A significant drilling campaign continues to be undertaken at Red Chris, with eight rigs currently operational and a total of 98,522 metres drilled in 2021. The exploration decline development continues having progressed a total of approximately 1,000 metres as of March 10, 2022.

In October 2021, the Red Chris Block Cave Pre-Feasibility Study (“PFS”) was released and work has commenced on a feasibility study that is expected to be completed in the first half of 2023. The PFS confirmed the potential to develop a world class, low cost, long life mine at Red Chris. The PFS indicates the project has an estimated 17% IRR and a post-tax NPV of CAD$2.2 billion using a 4.5% discount rate over an initial 31-year mine life at prices of US$3.30 per pound copper and US$1,500 per troy ounce gold.

Some key results from the PFS are noted below:

●	Block Cave Life-of-Mine All-In Sustaining Cost of negative US$144 per ounce of gold

●	Mineral Reserve estimate of 2.2 million tonnes copper and 8.1 million ounces gold

●	Payback of 3.2 years

●	Block Cave First Ore targeted to be first half of 2026

●	Further optimization underway to assess opportunities proximate to the mining area, including the mineralization being outlined in the East Ridge zone

●	Studies are underway to consider “early mining” of high-grade pods to enhance cash flows prior to development of the Block Cave

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 12

Imperial’s 30% share of exploration, development, and capital expenditures was $99.5 million in 2021 compared to $73.2 million in 2020.

Mount Polley Mine

Mount Polley operations ceased in May 2019 and the mine remains on care and maintenance status. The mine restart plan prepared in 2019, has been updated to include revised pit designs, results of recent drilling and current metal prices. In the fourth quarter 2021, the Company began the work required to reopen the mine.

Management is targeting a second quarter 2022 mill startup. Plant mechanical and electrical refurbishing work has been completed and work is underway to prepare the tailings slurry and reclaim water pipelines as well as the pumps, ore conveyors, crushers, screens, grinding mills and plant water systems. Pre-stripping operation began in November 2021 with approximately 757,500 tonnes mined by the year end.

Mount Polley incurred idle mine costs of $16.2 million and restart costs of $11.4 million. In addition, $2.7 million in depreciation expense was incurred during the year ended December 31, 2021.

Exploration, development, and capital expenditures were $4.0 million in 2021 compared to $0.9 million in 2020.

Huckleberry Mine

Huckleberry operations ceased in August 2016 and the mine remains on care and maintenance status. The Company anticipates working towards the restart of Huckleberry following the start of operations at Mount Polley.

Site personnel continue to focus on maintaining site access, water management (treatment and release of mine contact water into Tahtsa Reach), snow removal, maintenance of site infrastructure and equipment, mine permit compliance, environmental compliance monitoring and monitoring tailings management facilities.

In late 2021, a geotechnical drilling program was conducted to gather the information required to update the tailings facility design for future operations and to provide information required for dam safety reviews.

Huckleberry incurred idle mine costs of $5.2 million. In addition, $0.7 million in depreciation expense was incurred during the year ended December 31, 2021.

Exploration, development, and capital expenditures were $2.2 million in 2021 compared to $0.9 million in 2020.

EXPLORATION

Mount Polley

The 2021 exploration program was planned to acquire high density ground magnetic data over top of high priority areas within the mine site and areas immediately to the north while remaining available to support geotechnical drilling that was ongoing on site.

The ground magnetic survey was successful in providing high resolution magnetic data overtop of high priority targets located north of the Junction Zone, north of the old Bell Pit, west of the Wight Pit, adjacent to Polley Lake, and south between the South East Rock Dump and Tailings. The ground magnetic data has highlighted many magnetic anomalies around the property that have a similar geophysical signature as the known mineralization found at Mount Polley. Several more magnetic surveys have been planned to cover areas where data and exploration are limited. Additional exploration is planned to further define the anomalies derived from the ground magnetic surveys.

In an area located south of the South East Rock Dump geotechnical trenching and drilling was undertaken to help provide data required for expansion of rock dump storage. Exploration was able to assist with the geotechnical drilling program as well as take rock samples whenever geotechnical work intercepted bedrock. The geotechnical drilling has provided bedrock samples in areas that remain largely underexplored at Mount Polley.

At December 31, 2021, a total of 2,783 exploration holes (surface and underground combined) had been drilled.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 13

Huckleberry

In 2020, three drill holes totaling 2,491 metres were completed to test below the East Pit and the Historic East zone drilling at depth. Drill results confirmed that copper mineralization continues to significant depths below the East zone pit and historical drilling.

In addition, a Volterra 3-Dimensional Induced Polarization survey was conducted over the East zone to produce a geophysical signature over zones of known mineralization and enhance the geological model and ore controls. The data will be interpreted and used to locate new drill targets.

In June 2021, a ZTEM geophysical survey was completed over the entire Huckleberry claim block, including Whiting Creek and a large overburden covered area to the northeast of the mine. Geophysical results highlighted numerous exploration targets, both on and off the mine site. Geological investigation and diamond drilling are recommended for many of the ZTEM targets.

In the summer of 2021, 35 soil geochemical auger samples were collected from the swamp at Whiting Creek. These samples contributed to the geochemical compilation at Whiting Creek and further highlighted a copper anomaly. As well, the ZTEM survey highlighted a resistivity anomaly that roughly coincides with the geochemical copper anomaly. It is recommended to perform a geological investigation and diamond drilling on the Whiting Creek targets.

Exploration in 2022 should consist of geological investigations of the new ZTEM geophysical and geochemical targets, along with diamond drilling.

Greenfield Projects

In 2021, exploration was conducted on 6 properties:

Sustut: Metallurgical testing was completed on Sustut ore to determine if XRT based ore sorting techniques can be effectively applied to differentiate ore from Waste Rock. The analysis concluded that XRT based ore sorting could potentially improve the life of mine economics at the Sustut Deposit.

In the fall of 2021, the Company acquired the Freeport McMoRan claims adjacent to the Sustut deposit and contracted Geotech Ltd. to fly an airborne ZTEM geophysical survey over the entire claim block. The survey was only partially completed due to inclement weather but will be resumed at the beginning of the 2022 field season.

Fandora: Exploration in 2021 consisted of 3 phases. In the late winter mineralized ore was sampled for metallurgical testing.

In the early spring, a Very Low Frequency electromagnetic and magnetic survey was conducted over select areas of the property. Due to rugged terrain and thick bush, not enough ground was surveyed to identify any trends.

In the late summer, a high-resolution LiDAR and Orthographic imagery survey was carried out over the entire property. This survey highlighted numerous lineations of interest and identified troublesome cliffs and bluffs on the property, helping to guide future exploration.

Catface Copper: A soil geochemistry survey was carried out over an area with known anomalous chargeability and small zones of mapped intrusive at surface. In addition to the soil geochemistry a high-resolution LiDAR and Orthographic imagery survey was carried out over the entire property.

Wasi Creek: 800 soil samples were collected over areas with limited geochemical coverage on the property. Geochemical results tied other geochemical programs together and expanded the geochemical footprint of the existing “Greg” Pb-Zn mineral showing.

Two Star and Storey Creek: Soil geochemistry surveys and prospecting were carried out on both Two Star and adjoining Storey Creek. The surveys were successful in highlighting several zones of anomalous geochemistry and in locating new mineralization in outcrop. Future exploration is planned for 2022 to help define high-grade outcrops and anomalous geochemical regions.

Porcher Island: A high-resolution LiDAR and Orthographic imagery survey was carried out over the entire property. The survey was successful at highlighting new surface features that can be targeted for future exploration.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 14

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

Significant Accounting Policies

Joint Ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control and whereby each party has rights to the net assets of the arrangement. Joint control is considered to exist when all parties to the joint arrangement are required to reach unanimous consent over decisions about relevant business activities pertaining to the contractual arrangement. Interests in joint ventures are recognized as an investment and accounted for using the equity method of accounting.

Joint Operations

A joint operation is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control and whereby each party has rights to the assets and liabilities relating to the arrangement. Joint control is considered to exist when all parties to the joint arrangement are required to reach unanimous consent over decisions about relevant business activities pertaining to the contractual arrangement. Interests in joint operations are accounted for by recognizing the Company’s share of assets, liabilities, revenues and expenses incurred jointly.

Joint Operations Without Sharing Control

The Company participates in an unincorporated arrangement relating to its interest in the Red Chris mine and has rights to its share of the undivided assets, liabilities, revenues and expenses of the property, subject to the arrangement, rather than a right to a net return, and does not share joint control. All such amounts are measured in accordance with the terms of the arrangement, which is based on the Company’s proportionate interest in the asset, liabilities, revenues and expenditures of the property and recorded in the financial statements in the appropriate line items according to their nature. The Company’s proportionate share includes certain adjustments to ensure consistency of accounting policies with those of the Company.

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interests (“NCI”) in the acquiree. For each business combination, the Company elects whether to measure the NCI in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

When the Company acquires a business, it assesses the assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. Mineral reserves, resources and exploration potential that can be reliably measured are recognized separately in the assessment of fair values on acquisition. Other potential reserves, resources and rights, for which fair values cannot be reliably measured, are not recognized separately, but instead are subsumed in goodwill.

If the business combination is achieved in stages, any previously held equity interest is re-measured at its acquisition-date fair value, and any resulting gain or loss is recognized in the statement of profit or loss and other comprehensive income. It is then considered in the determination of goodwill.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 is measured at fair value, with changes in fair value recognized in profit or loss in the statement of profit or loss and other comprehensive income in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for NCI over the fair value of the identifiable net assets acquired and liabilities assumed). If the fair value of the identifiable net assets acquired is in excess of the aggregate consideration transferred, the Company reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in statement of profit or loss and other comprehensive income.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 15

After initial recognition, goodwill is measured at cost less any accumulated impairment losses, if any. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units (CGUs) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Inventory

Copper concentrates, inclusive of contained gold and silver, and costs associated with stockpile ore are valued on a first in first out basis at the lower of production cost to produce saleable metal and net realizable value. Net realizable value is calculated as described under “Revenue Recognition”. Production costs include direct labour, operating materials and supplies, transportation costs and applicable overhead, and depletion and depreciation.

Stores and supplies inventories are valued at the lower of cost and net realizable value. Cost includes acquisition cost and any directly related costs, including freight.

The portion of the ore stockpile and supplies that are to be processed/used more than 12 months from the reporting date and critical spare items, which might impact production if unavailable, are classified as other assets.

Materials and supplies are valued at the lower of cost or net realizable value. Any provision for obsolescence is determined by reference to specific items of stock and a general allowance for obsolescence. A regular review is undertaken to determine the extent of any provision for obsolescence.

Mineral Properties

Mineral properties represent capitalized expenditures related to the development of mining properties, related plant and equipment, expenditures related to exploration activities and expenditures arising from property acquisitions. Capitalized costs include interest and financing costs for amounts borrowed to develop mining properties and construct facilities, and operating costs, net of revenues, incurred prior to the commencement of commercial production.

The costs associated with mineral properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The value allocated to reserves is depleted on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as mineral properties being depleted.

The resource value represents the property interests that are contained in the measured and indicated resources that are not within the proven and probable reserves. Exploration potential is (i) mineralization included in inferred resources; (ii) areas of potential mineralization not included in any resource category.

Resource value and exploration potential value is noted as mineral properties not being depleted in Note 6. At least annually or when otherwise appropriate and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category if resources or exploration potential have been converted into reserves.

Capitalized costs for mineral properties being depleted are depleted by property using the unit-of-production method over the estimated recoverable proven and probable reserves at the mines to which they relate.

Commencement of Commercial Production

On the commencement of commercial production, net costs are charged to operations using the unit-of-production method by property based upon estimated recoverable reserves.  Management considers a number of factors related to the ability of a property to operate at its design capacity over a specified period of time in determining when a property has reached commercial production. These factors include production levels as intended by management, plant throughput quantities, recovery rates, and number of uninterrupted days of production.

Property, Plant and Equipment

Property, plant and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses. Capitalized costs include the fair value of consideration given to acquire or construct an asset, capitalized interest related to that asset and includes the direct charges associated with bringing the asset to the location and condition necessary for placing it into use along with the future cost of dismantling and removing the asset.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 16

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The costs of major overhauls of parts of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in income or loss as incurred.

Milling equipment and related buildings, intangible assets used in production, and tailings facilities are depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mines to which they relate.

Mobile mine equipment and vehicles are depreciated over the estimated useful lives of the assets either on a unit-of-production basis or using the straight line method with useful lives of 4-12 years. Office, computer and communications equipment are depreciated using the straight line method with useful lives of 4-5 years. The estimated residual value and useful lives are reassessed at each year end and depreciation expense is adjusted on a prospective basis.

Stripping Costs

Costs associated with the removal of overburden and rock that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method as these reserves will directly benefit from the deferred stripping costs incurred.

Assessment of Impairment

Management reviews the carrying value of exploration and evaluation properties at the end of each reporting period for evidence of impairment. This review is generally made with reference to timing of exploration work, work programs proposed, and the exploration results achieved by the Company and by others in the related area of interest.

Post-feasibility exploration properties, producing mining properties and plant and equipment are reviewed at the end of each reporting period for evidence of impairment at the cash generating unit (CGU) level.  A CGU is defined as the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  If any such indication exists, the entity shall estimate the recoverable amount of the CGU to determine if it exceeds the CGU’s carrying value.

The recoverable amount for a CGU is the greater of the fair value less cost of disposal (FVLCD) and the value in use.  Fair value less cost of disposal is the amount that would be received by the Company to sell a CGU in a transaction between arms-length parties less any costs directly attributable to the disposal of the CGU.  Value in use is the present value of future cash flows expected to be derived by the Company from the CGU, which is estimated using discounted cash flow techniques.  When it is not possible to determine fair value less cost of disposal by quotes from an active market, a written offer to purchase the CGU, or a binding sales agreement to purchase the CGU, the Company estimates the fair value less cost of disposal using discounted cash flow techniques.  Resources in the measured and indicated categories are valued using estimated fair values based on market transactions.

Discounted cash flow techniques are dependent on a number of factors, including future metal prices, the amount of reserves, resources and exploration potential, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and future site reclamation costs. Additionally, the reviews take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts in assessing these factors.

Post-feasibility exploration properties, producing mining properties and plant and equipment that have been impaired in prior periods are tested for evidence of possible impairment reversal whenever events or significant changes in circumstances indicate that the impairment may have been reversed. Indicators of a potential reversal of an impairment loss mainly mirror the indicators present when the impairment was originally recorded

An impairment loss or reversal thereof is recognized in income or loss to the extent that the carrying amount exceeds or is below the recoverable amount.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 17

Leases

●	Right-of-use assets. The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

●	Lease liabilities. At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

●	Short-term leases and leases of low-value assets. The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

●	Significant judgement in determining the lease term of contracts with renewal options. The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

Future Site Reclamation Costs

The Company’s mining and exploration activities are subject to various statutory, contractual or legal obligations for protection of the environment. At the date the obligation is incurred, the Company records a liability, discounted to net present value, for the best estimate of future costs to retire an asset including costs for dismantling, remediation and ongoing treatment and monitoring of the site. The present value is determined using a pre-tax interest rate reflecting the time value of money. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to income or loss. The estimated present value of the future site reclamation costs are reviewed for material changes at each reporting date and re-measured at least annually or when there are significant changes in the assumptions giving rise to the estimated cash flows.

Future site reclamation costs are capitalized as part of the carrying value of the related mineral property at its initial discounted value and amortized over the useful life of the mineral property using the unit-of-production method. Subsequent changes to future site reclamation costs are recorded with a corresponding change to the carrying amounts of related mineral property.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 18

Income and Mining Taxes

The Company accounts for income and mining taxes using the liability method. Under this method, deferred tax assets and deferred tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company’s assets and liabilities and their corresponding tax basis. The future benefits of deferred tax assets, including unused tax losses and tax credits, are recognized to the extent that it is probable that taxable profit will be available against the deductible temporary difference and the tax loss and tax credits can be utilized. These deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

In a business combination, temporary differences arise as a result of differences in the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred tax assets and liabilities are recognized for the tax effects of these differences. Deferred tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which does not affect either accounting or taxable income or loss. Government assistance, including investment tax credits, is credited against the expenditure generating the assistance when it is probable that the government assistance will be realized.

Revenue Recognition

The revenue from sale of concentrate is recognized at an amount that reflects the consideration that the Company expects to receive. The Company established a five-step model to account for revenue arising from contracts with customers: to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. The Company exercises judgement, taking into consideration all of the relevant facts and circumstances when applying each step of revenue recognition model to contracts with customers.

The revenue from the sale of concentrate is recognized at the point in time when control of the concentrate passes to the customer which occurs when title transfer to the customer which is generally on the date of shipment.

Revenue is recorded in the statement of income and comprehensive income net of treatment and refining costs and royalties paid to counterparties under terms of the off take arrangements. The estimated revenue is recorded based on metal prices and exchange rates on the date of shipment and is adjusted at each reporting date to the metal prices at the date of settlement. The actual amounts will be reflected in revenue upon final settlement, which could be as long as four to five months after the date of shipment. These adjustments reflect changes in metal prices and changes in quantities arising from final weight and assay calculations. The adjustments are constrained and are only recognized to the extent that it is highly probable that a significant reversal of in the amount of cumulative revenue recognized will not occur.

Financial Assets

Financial assets are initially measured at fair value and are subsequently measured at either amortized cost or fair value through profit or loss, depending on the classification of the financial assets.

The classification of assets is driven by the Company’s business model for managing financial assets and their contractual cash flow characteristics and the Company’s business model for managing them. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient for contracts that have a maturity of a year or less, are measured at the transaction price determined under IFRS 15 in accordance with revenue recognition accounting policy. For other financial assets, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transactions costs. The Company records the fair value of marketable securities at the reporting date using quoted market prices.

The Company has categorized its financial assets in accordance with International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”) into one of the following two categories:

Fair Value Through Profit or Loss

Includes equity investments, gold and copper price contract assets, gold and copper swap contracts, copper forward contracts, and other financial assets designated to this category under the fair value option. The Company has assessed the contractual cash flows of its provisionally priced contracts in accordance with IFRS 9 and has classified these receivables as fair value through profit or loss (“FVTPL”).

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 19

Financial Assets at Amortized Cost

Includes cash, future site reclamation deposits and trade receivables at amortized cost.

The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. The quoted market price used for financial assets held by the Company is the last bid price of the day.

Financial assets measured at amortized cost are subject to an allowance for expected credit losses based on the historic experience realizing these assets and information available about the probability of future collection. The Company applies a simplified lifetime expected credit loss model to measure expected credit losses for trade and other receivables that are not measured at FVTPL.

Impairment losses are recognized in income or loss in the period they occur based on the difference between the carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate.

The Company recognizes an impairment gain or loss in profit or loss for its financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Financial Liabilities

Financial liabilities are accounted for at amortized cost except for those at FVTPL which includes liabilities designated as FVTPL and derivatives. Financial liabilities classified as FVTPL or those which are designated as FVTPL under the fair value option are measured at fair value with unrealized gains and losses recognized in net earnings. In cases where financial liabilities are designated as FVTPL, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the statements of operations. Financial liabilities at amortized cost are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost.

The Company has classified its financial liabilities in accordance with IFRS 9 into one of the following two categories:

Fair Value Through Profit or Loss

Includes settlement payables related to copper price option contract liabilities.

Financial Liabilities at Amortized Cost

Includes trade and other payables and long-term debt.

Foreign Currency Translation

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). Foreign currency transactions are translated into the functional currency using the actual rate prevailing at the date of transaction. Each reporting period foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of the entity are recognized in the statement of income and comprehensive income.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the period end rates of exchange, and the results of their operations are translated at the actual rate prevailing at the date of transaction. Equity is translated at historical cost. The resulting translation adjustments are included in currency translation adjustment in other comprehensive income. Additionally, foreign exchange gains and losses related to the settlement of certain intercompany loans are also included in equity as the settlement of these loans is neither planned nor likely to occur in the foreseeable future.

Foreign exchange gains and losses that relate to debt are presented in the statement of income and comprehensive income within “Finance Costs”. All other foreign exchange gains and losses are presented in the statement of income and comprehensive income within “General and Administration”.

Reportable Segment Information

The Company’s operations are primarily directed towards the exploration, development and production from its mineral properties in Canada. The Company has five reportable segments: Red Chris, including related exploration and development activities; Mount Polley, including related exploration and development activities; Huckleberry, including related exploration and development activities; Sterling, including related exploration and development activities; and Corporate, including all other properties and related exploration and development activities.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 20

Share Based Payments

The Company has a share option plan that provides all option holders the right to receive common shares in exchange for the options exercised. The fair value of each option award that will ultimately vest is estimated on the date of grant using the Black-Scholes option-pricing model. Compensation expense is determined when stock options are granted and recognized in operations over the vesting period of the option. Consideration received on the exercise of stock options is recorded as share capital and the related share-based amounts of contributed surplus are credited to share capital.

Borrowing Costs

The Company expenses borrowing costs when they are incurred, unless they are directly attributable to the acquisition of mineral properties or construction of property, plant and equipment extending over a period of more than twelve months.

Income (Loss) Per Common Share

Basic net income (loss) per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed in accordance with the treasury stock method and “if converted” method, as applicable, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options, warrants and convertible debentures.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

(i)	Critical Judgments

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Revenue Recognition

Determination of performance obligations. The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the concentrates. Shipping and insurance services arranged by the Company for its concentrate sales customers that occur after the transfer of control are also considered to be performance obligations.

Transfer of control. Judgement is required to determine when transfer of control occurs relating to the sale of the Company’s concentrate to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

Variable consideration. Variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company identified a variable component of its revenue for concentrate sales relating to adjustments to the final sales price based on differences between the original and final assay results relating to the quantity and quality of concentrate shipments. Based on the Company’s proficiency in its assaying process, evidenced by the insignificant amount of historical adjustments from the initial to final assays, the Company concluded the variability in consideration caused by assaying results was negligible. Therefore, the Company does not expect a significant amount of reversal in revenue related to assaying differences.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 21

Impairment of Mineral Properties

Both external and internal information is reviewed and considered by management in their assessment of whether there are indicators that mineral properties and goodwill are impaired. External sources of information include changes in the market, economic and legal environment, in which the Company operates, that are not within its control and affect the recoverable amount of its mineral properties, plant and equipment. The internal sources of information include the manner in which mineral properties, plant and equipment are being used or are expected to be used and indications of economic performance of assets. In determining the recoverable amounts of producing mineral properties and goodwill management estimates the discounted future pre-tax cash flows expected to be derived from the Company’s producing mineral properties. Reductions in commodity prices, increases in estimated future production and capital costs, reductions in mineral reserves and exploration potential and adverse economic events can result in impairment charges. In determining the economic recoverability and probability of future economic benefit of non-producing mineral properties management also considers geological information, likelihood of conversion of resources to reserves, estimated market values of measured and indicated resources, scoping and feasibility studies, permitting, infrastructure, development costs, and life of mine plans.

Interests in Other Entities

As part of its process in determining the classification of its interests in other entities, the Company applies judgment in interpreting these interests such as

●	the determination of the level of control or significant influence held by the Company;

●	the accounting standard’s applicability to the operations;

●	the legal structure and contractual terms of the arrangement;

●	concluding whether the Company has rights to assets and liabilities or to net assets of the arrangement; and

●	when relevant, other facts and circumstances.

The Company has determined that Newcrest Red Chris Joint Venture represents joint operations without sharing control and Ruddock Creek Joint Venture represented joint operations with shared control until the Company acquired 100% interest and dissolved the Ruddock Creek Joint Venture.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Canadian dollar is the functional currency for all operations of the Company except for the Company’s US subsidiary which uses the US dollar as its functional currency. Determination of the functional currency involves certain judgments to determine the primary economic environment of each entity. If events and conditions in this environment change then the Company may need to reconsider the functional currency of these entities.

Contingencies

Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses that result from other events and developments. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events.

(ii)  Critical Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below:

Reserve and Resource Estimates

The Company estimates its reserves and resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects. There are numerous uncertainties inherent in estimating reserves and resources, including many factors beyond the Company’s control. Assumptions used in estimating reserves and resources include the forecast prices of commodities, exchange rates, production and capital costs, recovery rates and judgments used in engineering and geological interpretation of available data. Assumptions that are valid at the time of estimation may change significantly when new information becomes available.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 22

Estimated reserves are used in the calculation of depreciation and depletion, impairment assessment on mineral properties and goodwill, assessment of life of pit stripping ratios and for forecasting the timing of future site reclamation costs. Therefore, changes in the estimates and assumptions used to determine reserves could have a material effect in the future on the Company’s financial position and results of operations.

Depletion and Depreciation of Mineral Properties

Depletion and depreciation of mineral properties is based on the estimated mineral reserves for each mineral property subject to depletion and estimated useful lives and depreciation rates for property, plant and equipment. Should asset life, depletion rates or depreciation rates differ from the initial estimate then this would impact the carrying value of the assets resulting in the adjustment being recognized in the consolidated statement of income.

Stripping Costs

The determination of costs associated with the removal of overburden and rock involve estimates related to whether or not these costs represent a betterment to the mineral property. Management uses several factors to determine whether to capitalize stripping costs including quantity and grade of materials being accessed, estimated future commodity prices, operating costs and life of mine plan. If any of these factors change then the determination of which materials are included in stripping costs may change resulting in higher mine operating costs in future periods.

Future Site Reclamation Provisions

Future site reclamation provisions represent management’s estimate of the present value of future cash outflows required to settle estimated reclamation obligations at the end of a mine’s life. The provision incorporates estimated future costs, inflation, and risks associated with the future cash outflows, discounted at the pre-tax interest rate reflecting the time value of money for the future cash outflows. Estimating the inflation rates and discount rates for obligations beyond 2051 requires significant management judgment due to its high degree of estimation uncertainty. Changes in any of these factors can result in a change to future site reclamation provisions and the related accretion of future site reclamation provisions. Changes to future site reclamation provisions are charged or credited to mineral properties and may result in changes to future depletion expense.

Provision for Rehabilitation Costs

The provision for rehabilitation costs represents management’s estimate of the future cash outflows required to settle the estimated rehabilitation costs related to the August 4, 2014 Mount Polley mine tailings dam breach. The provision incorporates the Company’s estimate of costs for rehabilitation, including geotechnical investigations, environmental monitoring, community relations, communications and related corporate support costs. The provision is based on the scope and timing of work as determined by the Company in consultation with regulatory agencies and incorporates the risks associated with each activity. Changes in any of these factors can result in a change to the provision for rehabilitation costs.

Income Taxes

In determining tax assets and liabilities and related tax expense management makes estimates of future taxable income, tax rates, expected timing of reversals of existing temporary differences and the likelihood that tax returns as filed by the Company will be assessed by taxation authorities as filed. Recoveries of deferred tax assets require management to assess the likelihood that the Company will generate sufficient taxable income in future periods to recognize the deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets could be impacted.

Share Based Compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share based compensation. This pricing model requires the input of subjective assumptions including expected price volatility, interest rate and estimated forfeiture rate. Changes in these assumptions can materially affect the fair value estimate of share based compensation and the related equity accounts of the Company.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 23

New Standards, Interpretations and Amendments

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021. These amendments did not affect our financial statements as the Company does not have financial instruments which are based on LIBOR settings.

Amendments to IAS 12 – Income Taxes

In May 2021, the IASB issued amendments to IAS 12, Income Taxes (IAS 12). The amendments will require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The proposed amendments will typically apply to transactions such as leases for the lessee and decommissioning and restoration obligations related to assets in operation. An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2023. Early application is permitted. The amendments are applied to transactions that occur on or after the beginning of the earliest comparative period presented. We do not expect these amendments to have a material effect on our financial statements.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 24

RESULTS FROM OPERATIONS FOR 2021 COMPARED TO 2020

This review of the results of operations should be read in conjunction with the audited Consolidated Financial Statements of the Company for the years ended December 31, 2021 and December 31, 2020.

Overview

Revenues decreased to $133.6 million in 2021 compared to $148.1 million in 2020, a decrease of $14.5 million. Variations in revenue are impacted by the timing and quantity of concentrate shipments, metal prices and exchange rates, and period end revaluations of revenue attributed to concentrate shipments where copper and gold prices will settle at a future date.

Net loss in 2021 was $26.1 million ($0.19 per share) compared to net loss of $4.9 million ($0.04 per share) in 2020. The increase in net loss of $21.2 million was primarily due to the following factors:

●	Income from mine operations went from $20.6 million in 2020 to $10.4 million in 2021, an increase in net loss of $10.2 million.

●	Mine restart costs went from $nil in 2020 to $11.4 million in 2021, an increase in net loss of $11.4 million.

●	Reversal of impairment on exploration costs was $nil in 2020 compared to $4.2 million in 2021, a decrease in net loss of $4.2 million.

The average US$/CDN$ dollar exchange rate in 2021 was 1.254 compared to an average of 1.341 in 2020.

Revenue

expressed in thousands of dollars, except quantity amounts	2021	2020
Sales
Copper – 000’s pounds	19,220	27,151
Gold – ounces	17,769	22,430
Silver – ounces	49,976	54,064
Revenue
Copper	$94,950	$93,921
Gold	36,098	51,313
Silver	1,570	1,058
	$132,618	$146,292
Corporate and Other	973	1,805
Total Revenue	$133,591	$148,097

During 2021, the Company sold 19.2 million pounds copper and 17,769 ounces gold compared to 27.2 million pounds copper and 22,430 ounces gold in 2020. Total revenue during 2021 was $133.6 million compared to $148.1 million during 2020.

The Red Chris mine had 14.5 concentrate shipments in 2021 (2020-18.3 concentrate shipments). The Company’s revenue was derived primarily from the sale of copper and gold in concentrate from the Red Chris mine. Copper accounted for 71.1% and gold accounted for 27.0% of the Company’s revenue.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 25

Cost of Sales

expressed in thousands of dollars	2021	2020
Operating expenses	$85,609	$92,291
Depletion and depreciation	37,553	35,179
	$123,162	$127,470

Cost of sales for 2021 was $123.2 million compared to $127.5 million in 2020 due to the following major factors:

●	operating expenses and salaries for 2021 were $85.6 million compared to $92.3 million in 2020;

●	depletion and depreciation for 2021 was $37.6 million compared to $35.2 million in 2020; and

●	included in cost of sales for 2021 are inventory impairment charges in relation to stockpile ore, concentrate inventory and supplies inventory of $0.1 million compared to $1.2 million in 2020.

Interest Expense

expressed in thousands of dollars	2021	2020
Interest on non-current debt	$418	$144
Other interest	1,079	1,214
	$1,497	$1,358

Interest expense was $1.5 million in 2021 compared to $1.4 million in 2020.

Other Finance Loss

expressed in thousands of dollars	2021	2020
Accretion of future site reclamation provisions	$(3,110)	$(2,764)
Foreign exchange gain (loss)	177	(557)
Fair value adjustment to marketable securities	(49)	91
	(2,982)	(3,230)
Interest income	383	758
Other finance loss	$(2,599)	$(2,472)

Other finance loss totalled $2.6 million in 2021 compared to a loss of $2.5 million in 2020.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 26

Income and Mining Taxes Recovery

The reported income tax provision differs from the amounts computed by applying the Canadian federal and provincial statutory rates to the loss before income taxes due to the following reasons:

expressed in thousands of dollars, except percentages	December 31 2021		December 31 2020
	Amount	%	Amount	%
Loss before taxes	$(30,622)	100.0	$(8,866)	100.0
Tax recovery thereon at statutory rates	(8,268)	(27.0)	(2,394)	(27.0)
Decrease (increase) resulting from:
Non-deductible share-based compensation	109	0.4	196	2.2
Revisions to prior year estimates, including change in valuation allowance	4,925	16.1	(3,741)	(42.2)
B.C. mineral tax	(1,319)	(4.3)	1,962	22.1
Other	1	-	3	-
Income and mining tax recovery	$(4,552)	(14.9)	$(3,974)	(44.8)
Current income and mining tax expense	$727		$352
Deferred income and mining tax recovery	(5,279)		(4,326)
	$(4,552)		$(3,974)

	December 31 2021	December 31 2020
Deferred income and mining tax assets	$10,039	$11,230
Deferred income and mining tax liabilities	(180,489)	(187,035)
Net deferred income and mining tax liabilities	$(170,450)	$(175,805)

	December 31 2021	December 31 2020
Deferred income and mining tax assets and (liabilities)
Mineral properties	$(213,049)	$(209,162)
Mineral properties – mineral tax	(24,723)	(26,586)
Net operating tax losses carried forward(1)	63,213	55,912
Other	4,109	4,031
Net deferred income and mining tax liabilities	$(170,450)	$(175,805)

(1) The Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred income tax assets.

At December 31, 2021, the Company had net operating tax loss carry forwards in Canada of $254,816 which can be applied to reduce future Canadian taxable income and will expire between 2026 and 2041. In addition, the Company had net operating tax loss carry forwards in the United States of US$20,653 which can be applied to reduce future US taxable income and will expire between 2030 to 2036.

The Company had the following tax effected temporary differences and tax effected unused tax losses at December 31, 2021 in respect of which no deferred tax asset has been recognized:

	Mineral Properties & Other	Tax Losses	Total
Expiry 2026 and beyond	$-	$14,678	$14,678
No expiry date	38,621	8,866	47,487
	$38,621	$23,544	$62,165

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 27

CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company’s overall strategy remains unchanged from 2020. The capital structure of the Company consists of current and non-current debt and equity comprised of share capital, contributed surplus, currency translation adjustment and retained earnings.

LIQUIDITY & CAPITAL RESOURCES AND FINANCING

Credit Risk

The Company’s credit risk is limited to cash, trade and other receivables, and future site reclamation deposits in the ordinary course of business. The credit risk of cash and future site reclamation deposits is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of traders and smelters. These customers are large and well-capitalized, and credit risk is considered to be minimal. The balance of trade receivables owed to the Company in the ordinary course of business is significant and the Company utilizes short term debt facilities with customers to reduce the net credit exposure.

From time to time the Company enters into derivative instruments with a number of counterparties to limit the amount of credit risk associated with any one counterparty. The Company did not enter into any derivative instruments during the quarter ended December 31, 2021.

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that in addition to cash balances there are sufficient committed credit facilities, including the advance payment facilities with its customers, to provide cash necessary to meet projected cash requirements.

At December 31, 2021, the Company had a working capital deficiency of $19.1 million, including a cash balance of $33.3 million which compares to a working capital of $9.3 million and cash balance of $34.0 million at December 31, 2020.

The Company had a $50.0 million revolving credit facility, which was increased to $75.0 million on October 29, 2021. At December 31, 2021, a total of $68.5 million of the revolving credit facility, including banker’s acceptances of $29.5 million, was utilized primarily for letters of credit to secure reclamation bonds.

On February 28, 2022, the credit facility was increased to $100.0 million.

Cash balances on hand, the projected cash flow from the Company’s 30% share of Red Chris mine, the projected cash flow from the restart of the Mount Polley mine and the available credit facility are expected to be sufficient to fund the Company’s ongoing operating obligations as they come due. The Company will be required to raise additional funds for capital projects through such methods as additional equity, additional debt and the monetization of assets such as the sale of Giant Copper as set out in Note 21(b) of the financial statements.

The Company holds mineral properties and marketable securities. While these may be convertible to cash, they are not considered when assessing the Company’s liquidity as they are part of the risk management program of the Company, long-term strategic holdings, or are only convertible to cash over a longer time horizon if realizable values exceed management’s assessment of fair value, respectively. Therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity.

Liquidity risk is also impacted by credit risk should a counterparty default on its payments to the Company, although the Company considers this risk low as described in the Credit Risk section above.

The following is an aging of the Company’s obligations as of December 31, 2021:

expressed in thousands of dollars	Within 1 Year	2 Years	3 Years	4 Years	5 years	Total
Trade and other payables	$59,582	$-	$-	$-	$-	$59,582
Short term debt	29,500	-	-	-	-	$29,500
Current portion of non-current debt	2,896	-	-	-	-	$2,896
Non-current debt	-	1,428	937	214	-	$2,579
Total	$91,978	$1,428	$937	$214	$-	$94,557

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 28

Currency Risk

Financial instruments that impact the Company’s net loss and comprehensive loss due to currency fluctuations include US dollar denominated cash, trade, and other accounts receivable, reclamation deposits, trade and other payables and debt. If the US dollar had been 10% higher/lower and all other variables were held constant, net loss and comprehensive loss for the year ended December 31, 2021 would have been higher/lower by $0.5 million.

Cash Earnings

Cash Earnings were $11.0 million in 2021 compared to $36.9 million in 2020. Refer to Cash Earnings and Cash Earnings Per Share under Non-IFRS Financial Measures for further details.

Working Capital

At December 31, 2021, the Company had cash of $33.3 million and a working capital deficiency of $19.1 million, which includes $32.4 million of current debt, compared to cash of $34.0 and a working capital of $9.3 million at December 31, 2020, which included $0.8 million of current debt.

Acquisition and Development of Mineral Properties

Acquisition and development of mineral properties totalled $108.6 million in 2021 compared to $73.7 million 2020.

Expressed in thousands of dollars	2021	2020
Capital and Development Expenditures
Red Chris	$66,873	$61,221
Mount Polley	3,411	-
Other	1,800	11
	72,084	61,232
Exploration Expenditures
Red Chris	32,635	12,022
Mount Polley	554	939
Huckleberry	350	892
Other	2,961	(1,431)
	36,500	12,422
	$108,584	$73,654

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 29

CONTINGENT LIABILITIES

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business.

During the third quarter of 2014, a securities class action under section 138 of the Ontario Securities Act was filed against the Company and certain of its directors, officers and others. On September 23, 2020, the Ontario Superior Court denied leave to proceed with this claim. The Plaintiff’s appeal of this decision was partially successful with the action being returned to the Ontario Superior Court for reconsideration of the leave application.

The Company is of the view that the allegations contained in the claim are without merit and are unlikely to succeed.

The Company prevailed at the arbitration of a claim filed by a contractor for additional compensation owed for work previously carried out. The arbitrator ruled that no further amounts are owed and that the contractor had overbilled the Company in an amount exceeding $2.0 million. The contractor has appealed the ruling.

The Company was partially successful in its action against its insurance underwriters to recover business interruption losses incurred at the Mount Polley mine. The insurance company has filed an appeal.

DERIVATIVE INSTRUMENTS

In the past, the Company has utilized a variety of derivative instruments including the purchase of puts, forward sales, currency swaps and the use of min/max zero cost collars. The Company’s income or loss from derivative instruments may be very volatile from period to period as a result of changes in the copper and gold prices and US/CDN exchange rates compared to the copper and gold prices and US/CDN exchange rate at the time when these contracts were entered into; or the latest balance sheet date and the type and length of time to maturity of the contracts.

The Company had no derivative instruments for copper, gold, or foreign exchange at December 31, 2021 or at the date of this document, other than those embedded in revenue contracts for provisional pricing.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 30

DEBT AND OTHER OBLIGATIONS

At December 31, 2021, the Company’s debt was comprised of $29.5 million drawdown of banker’s acceptances and equipment loans and leases denominated in both US$/CDN$ with a balance of $5.5 million. Detailed disclosure on the Company’s debt including amounts owed, interest rates and security can be found in Note 7 and Note 8 of the Consolidated Financial Statements.

Interest Rate Risk

The Company is exposed to interest rate risk on its credit facilities. The Company monitors its exposure to interest rates and is comfortable with its current exposure. The Company has not entered into any derivative contracts to manage this risk. If interest rates had been 100 basis points higher/lower on the Company’s floating rate debt and all other variables were held constant, the amount of interest expense in the year ended December 31, 2021 would have increased/decreased by $0.7 million.

Off-Balance Sheet Arrangements

At December 31, 2021, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

Other Price Risks

The Company is exposed to equity price risk arising from marketable securities. Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities.

Fair Value Estimation

The fair value of financial instruments traded in active markets (such as marketable securities) is based on quoted market prices at the statement of financial position date. The quoted market price used for financial assets held by the Company is the current bid price. The fair value of derivative instrument assets and liabilities are determined by the counterparties using standard valuation techniques for these derivative instruments.

The carrying value less impairment provision, if necessary, of trade and other receivables and trade and other payables are assumed to approximate their fair values.

IFRS 13 Fair Value Measurement requires disclosures about the inputs to fair value measurement, including their classifications within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – inputs that are not based on observable market data.

The fair value of the Company’s financial instruments has been classified within the fair value hierarchy at December 31, 2021 as follows:

expressed in thousands of dollars	Level 1	Level 2	Total
Financial assets
Cash	$33,308	$-	$33,308
Marketable securities	81	-	81
Provisionally priced accounts receivables	-	2,350	2,350
Future site reclamation deposits	14,388	-	14,388
	$47,777	$2,350	$50,127

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 31

SELECT QUARTERLY FINANCIAL INFORMATION

Unaudited - expressed in thousands of dollars, except per share amounts, prices, and exchange rates	Three Months Ended
	December 31 2021	September 30 2021	June 30 2021	March 31 2021
Total revenues	$29,262	$37,064	$34,215	$33,050
Net loss	$(14,681)	$(3,772)	$(5,075)	$(2,542)
Basic loss per share	$(0.10)	$(0.03)	$(0.04)	$(0.02)
Diluted loss per share	$(0.10)	$(0.03)	$(0.04)	$(0.02)
Adjusted net loss (1)	$(12,016)	$(3,489)	$(5,111)	$(2,565)
Adjusted net loss per share (1)	$(0.08)	$(0.02)	$(0.04)	$(0.02)
Adjusted EBITDA (1)	$(7,497)	$8,136	$8,283	$2,631
Cash earnings (1)	$(7,374)	$7,780	$8,102	$2,662
Cash earnings per share (1)	$(0.05)	$0.06	$0.06	$0.02
Average LME copper price/lb in US$	$4.40	$4.25	$4.40	$3.85
Average LBMA gold price/troy oz in US$	$1,795	$1,789	$1,816	$1,798
Average US$/CDN$ exchange rate	$1.260	$1.260	$1.228	$1.267
Period end US$/CDN$ exchange rate	$1.268	$1.274	$1.240	$1.258

	December 31 2020	September 30 2020	June 30 2020(2)	March 31 2020(2)
Total revenues	$36,915	$38,161	$45,056	$27,965
Net income (loss)	$(4,916)	$7,063	$(182)	$(6,857)
Basic income (loss) per share	$(0.04)	$0.05	$(0.00)	$(0.05)
Diluted income (loss) per share	$(0.04)	$0.05	$(0.00)	$(0.05)
Adjusted net income (loss) (1)	$(5,553)	$7,015	$(310)	$(6,573)
Adjusted net income (loss) per share (1)	$(0.04)	$0.05	$(0.00)	$(0.05)
Adjusted EBITDA (1)	$33	$17,243	$16,224	$2,535
Cash earnings (1)	$712	$17,412	$16,100	$2,477
Cash earnings per share (1)	$0.01	$0.14	$0.14	$0.02
Average LME copper price/lb in US$	$3.25	$2.96	$2.42	$2.56
Average LBMA gold price/troy oz in US$	$1,873	$1,911	$1,711	$1,583
Average US$/CDN$ exchange rate	$1.303	$1.332	$1.386	$1.345
Period end US$/CDN$ exchange rate	$1.273	$1.334	$1.363	$1.419

(1)	Refer to tables under heading Non-IFRS Financial Measures for details of the calculation of these amounts.

(2)	Quarterly periods from March 2020 to June 2020 have been restated to incorporate the finalization of fair values relating to the sale of Red Chris in August 2019.

The financial information for each of the most recently completed eight quarters has been prepared in accordance with IFRS other than in respect of the non-IFRS financial measures described in more detail under Non-IFRS Financial Measures.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 32

Variations in the quarterly results are impacted by two primary factors:

(a)	Fluctuations in revenue are due to the timing of shipping schedules and quantities of copper and gold sold on each ship, production volumes at the mines, changes in the prices of copper and gold, and the US/CDN exchange rate.

(b)	Fluctuations in net income are due to the revenue changes described above and realized and unrealized gains/losses on derivative instruments based on movements in the reference item hedged, changes in foreign exchange rates on US$ denominated debt, changes in production cost inputs and changes in tax rates.

In addition to the variations in quarterly results caused by the primary factors discussed above the following periods had non-recurring transactions that further impacted net income:

(a)	The primary reason for the decrease in net loss in the March 2020 quarter compared to the December 2019 quarter was due lower operating expenses in the March 2020 quarter.

(b)	The primary reasons for the increase in net income in the June 2020 quarter compared to March 2020 quarter were due to increased production at Red Chris mine and higher metal prices which led to increased revenue.

(c)	The primary reason for the increase in net income in the September 2020 quarter compared to June 2020 quarter was due to an increase in tax recovery compared to the prior quarter.

(d)	The primary reason for the decrease in net income in the December 2020 quarter compared to September 2020 quarter was due to higher operating expenses at Red Chris mine.

(e)	The primary reason for the decrease in net loss in the March 2021 quarter compared to December 2020 quarter was due to an increase in tax recovery compared to the prior quarter which was triggered by an increase in discount rate for future site reclamation provision. Compared to March 2020 quarter, net loss decreased due to an increase in tax recovery in the current year quarter compared to a tax expense in the prior year quarter.

(f)	The primary reason for the increase in net loss in the June 2021 quarter compared to March 2021 quarter was due to a decrease in tax recovery compared to the prior quarter. Compared to June 2020 quarter, net loss increased primarily due to lower metal grades at Red Chris mine which led to decreased revenue in the current year quarter.

(g)	The primary reason for the decrease in the net loss in the September 2021 quarter compared to June 2021 quarter was due to increased sale of copper and gold in the September 2021 quarter which led to increased revenue. However, compared to September 2020 quarter, net loss increased primarily due to higher operating expenses at Red Chris mine.

(h)	The primary reason for the increase in net loss in the December 2021 quarter compared to September 2021 quarter was due to increase in restart costs for Mount Polley in the December 2021 quarter. Compared to December 2020 quarter, net loss increased primarily due to reduced sale of copper and gold.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 33

FOURTH QUARTER RESULTS FROM OPERATIONS

Revenue in the fourth quarter of 2021 was $29.3 million compared to $36.9 million in 2020. Sales revenue is recorded when title for concentrate is transferred on ship loading. Variations in revenue are impacted by the timing and quantity of concentrate shipments, metal prices and exchange rates, and period end revaluations of revenue attributed to concentrate shipments where copper and gold prices will settle at a future date along with finalization of contained metals as a result of final assays.

The Company recorded a net loss of $14.7 million ($0.10 per share) in the fourth quarter of 2021 compared to net loss of $4.9 million ($0.04 per share) in the prior year quarter.

Expenditures for exploration and ongoing capital projects at Mount Polley, Red Chris and Huckleberry totalled $34.2 million during the three months ended December 31, 2021, compared to $17.5 million in the 2020 comparative quarter.

RELATED PARTY TRANSACTIONS

Corporate

Related party transactions with a joint venture, a significant shareholder, companies controlled by a significant shareholder, companies in which directors are owners, and with the Company’s directors and officers are as follows:

expressed in thousands of dollars	2021	2020
Equipment rental revenue from Red Chris Joint Venture	$970	$1,566
Credit facility arrangement guarantee and standby fee	$209	$-
Interest expense	$241	$-

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 34

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. At the end of the period covered by this MD&A, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this MD&A, the disclosure controls were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures. The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting at December 31, 2021. In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2021, the Company’s internal control over financial reporting were effective.

Following the sale of a 70% interest in the Red Chris mine to Newcrest on August 15, 2019, the Company’s management has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of the Red Chris mine, in which the Company now holds a 30% beneficial interest and is proportionately consolidated in the Company’s consolidated financial statements. As the minority partner in the Red Chris Joint Venture, the Company’s management does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. The Red Chris Joint Venture constitutes 64.9% of the Company’s net assets, 62.4% of total assets and 99.3% of revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2021. The Red Chris Joint Venture is not a taxable entity as each joint venture participant calculates its own income taxes on its share of income from the joint venture. The Company’s share of the Red Chris Joint Venture’s pre-tax income totalled $8.6 million for the year ended December 31, 2021.

Limitations

The Company’s management believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well designed and operated, can only provide reasonable and not absolute assurance that the objectives of the control system are met. Therefore, even those systems determined effective cannot provide absolute assurance that all control issues and instances of fraud within the Company, if any, have been prevented or detected.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 35

RISK FACTORS

The Company’s business involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this MD&A and the audited Consolidated Financial Statements of the Company. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition, results of operations and cash flow would suffer. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See Forward-Looking Statements & Risks Notice.

There are material risks and uncertainties associated with rehabilitation activities resulting from the Mount Polley Breach which may adversely affect our business.

The Mount Polley Breach resulted in loss of production from the mine, the primary source of cash flow for the Company, for a significant period and necessitated extensive response and rehabilitation activities. The Company may not receive approvals and consents necessary to proceed with the remaining rehabilitation plans in a timely manner. The timing and amount of the remaining costs and the liabilities relating to the Mount Polley Breach are as yet unknown, as is the actual timing of completion of rehabilitation activities. Furthermore, there may be unforeseen or long-term environmental consequences as a result of the Mount Polley Breach.

It is also unknown at this time whether the Company may become subject to regulatory charges or claims, fines and penalties or the potential quantum thereof. The Company may be unsuccessful in defending against any material legal claims that may arise from the Mount Polley Breach, and current sources of funds may be insufficient to fund liabilities arising from the aforementioned charges or claims. Any additional financing that may be required may not be available to the Company on terms acceptable to the Company or at all.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business.

The business of exploring for and producing minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Title claims can impact the exploration, development, operation and sale of any natural resource project. Availability of skilled people, equipment and infrastructure (including roads, ports and power supply) can constrain the timely development of a mineral deposit. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing and performance problems, unusual or unexpected geological conditions, ground control problems, periodic interruptions due to inclement or hazardous weather conditions, including as a result of climate change and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks may not be available to the Company (including certain liabilities for environmental pollution or other hazards) or to other companies within the industry. In addition, the Company may elect not to insure against certain hazards where insurance coverage may not continue to be available at economically feasible premiums, or at all. These risks could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, increased production costs, monetary losses and possible legal liability. Losses from these events may cause us to incur significant costs that would materially adversely affect our business, results of operations, financial condition and cash flows.

Changes in the price of base and precious metals in the world markets, which can fluctuate widely, could adversely affect our business, results of operations, financial condition and cash flows.

The results of the Company’s operations are significantly affected by the market price of base and precious metals which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company’s control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the US dollar and of certain other currencies, interest rates, speculative activities, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below the Company’s cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 36

The objectives of any hedging programs that are in place are to reduce the risk of a decrease in a commodity’s market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of the Company’s business. There are, however, risks associated with hedging programs including, among other things, an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counterparty risks, liquidity issues with funding margin calls to cover mark to market losses and production interruption events.

In addition to adversely affecting our reserve estimates and our financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

General economic conditions or changes in consumption patterns may adversely affect our growth and profitability.

The copper market is volatile and cyclical, and consumption of copper is influenced by global economic growth, trends in industrial production, conditions in the housing and automotive industries and economic growth in China, which is the largest consumer of refined copper in the world. Should demand weaken and consumption patterns change (in particular, if consumers seek out cheaper substitute materials), the price of copper could be adversely affected, which could negatively affect our results of operations.

Many industries, including the copper mining industry, can be adversely impacted by market conditions. A downturn in the financial markets or other economic conditions, including, but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates could adversely affect our growth and profitability. Specifically:

●	a reduction of the base-metal prices could impact the cost and availability of debt or equity financing and our overall liquidity and, further, the availability of financing on terms favourable to us;

●	as China consumes a significant amount of global copper production, the overall state of the Chinese economy, including credit/lending levels, fluctuations in inflation and interest rates and fiscal policy, could have an impact on global demand for copper, thereby potentially affecting copper prices realized by the Company;

●	the volatility of metal prices would impact our revenues, profits, losses and cash flows; and

●	volatile energy prices, commodity and consumables prices and currency exchange rates would impact our production costs.

Any of these factors would adversely affect our business, results of operations, financial condition and cash flows.

We may be impacted by the spread of COVID-19 or other infectious diseases

The continued presence of infectious diseases, such as COVID-19, emerging infectious diseases or the threat of widespread outbreaks, pandemics or epidemics of viruses or other contagions or diseases, could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows, prospects or any potential mine restart scenarios by causing operational and supply chain delays and disruptions (including as a result of governmental regulations and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, governmental or regulatory actions or inactions, increased insurance premiums, decreased demand for or the inability to sell and delivery the Company’s products, declines in the price of copper and other base metals, delays in permitting or approvals, stock market volatility (including volatility in the trading price of the common shares), capital markets volatility, interest rate volatility, exchange rate volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergency measures in response to the threat or existence of an infectious disease.

The full extent and impact of COVID-19 is unknown and to date has included extreme market volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices, and has raised the prospect of global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility, and a general reduction in global consumer activity.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 37

To date, there have been no significant disruptions to production, shipment of concentrate or supply chain. Since the onset of the COVID-19 in early 2020, the Company has continued to take measures to mitigate the possible impact of COVID-19 on its workforce and operations (see Significant Events and Liquidity above for details on mitigation measures). There is no guarantee that this will continue to be the case. The extent to which COVID-19 will impact the Company’s workforce, operations or supply chains will depend on future developments which are highly uncertain and cannot be predicted with confidence. These future developments include, but are not limited to, the duration of the outbreak, new information that may emerge concerning the severity of COVID-19 and the mutations thereto, and the actions taken to contain COVID-19 (e.g., further restrictions on travel, business closures and quarantines) or treat it. The impact of governmental restrictions and health and safety protocols could improve or worsen relative to the Company’s assumptions, depending on how each jurisdiction manages potential outbreaks of COVID-19 and mutations thereto, the development and adequate supply of vaccines, and the roll-out of vaccination programs in each jurisdiction.

Accordingly, the continued presence, or spread, of COVID-19 and mutations thereto, and any future emergence and spread of COVID-19 mutations or other infectious diseases could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

We may be adversely affected by the availability and cost of key inputs.

Our competitive position depends on our ability to control operating costs. The cost structure of each operation is based on the location, grade and nature of the mineral deposit, and the management skills at each site as well as the price of labour, electricity, fuel, steel, chemicals, blasting materials, transportation and shipping and other cost components. If such supplies become unavailable or their cost increases significantly, the profitability of our mines would be impacted and operations at our mines could be interrupted or halted resulting in a significant adverse impact on our financial condition. Our management prepares its cost and production guidance and other forecasts based on its review of current and estimated future costs, and management assumes that the materials and supplies required for operations will be available for purchase. Lack of supply or increased costs for any of these inputs would decrease productivity, reduce the profitability of our mines, and potentially result in us suspending operations at our mines.

Many of our costs are driven by supply and market demand. For example, the cost of local materials such as cement, explosives and electricity, will vary based on demand. Our main cost drivers include the cost of labour plus consumables such as electricity, fuel and steel. Wages can be affected by inflation and currency exchange rates and by the shortage of experienced human resources. The costs of fuel and steel are driven by global market supply and demand. In recent years, the mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour, and these shortages may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Concentrate treatment charges and transportation costs are also a significant component of operating costs. Concentrate treatment and refining charges have been volatile in recent years. We are dependent on third parties for rail, truck and maritime services to transport our products, and contract disputes, demurrage charges, rail and port capacity issues, availability of vessels, weather and climate and other factors can have a material adverse impact on our ability to transport our products according to schedules and contractual commitments.

Our operations, by their nature, use large amounts of electricity and energy. Energy prices can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in electricity and energy prices could negatively affect our business, financial condition, liquidity and results of operations.

Increases in these costs would adversely affect our business, results of operations, financial condition and cash flows.

We may be unable to compete successfully with other mining companies.

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, metals. Many of these companies have greater financial resources, operational experience and technical capabilities and a longer operating history than us. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. In addition, competition for exploration resources at all levels is very intense. Increased competition could adversely affect our ability to attract necessary capital funding, to acquire it on acceptable terms, or to acquire suitable producing properties or prospects for mineral exploration in the future. At certain times when copper prices increase, such increase encourages increases in mining exploration, development and construction activities, which can result in increased demand for and cost of contract exploration, development and construction services and equipment.

Increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Any of these outcomes could materially increase project exploration, development or construction costs, result in project delays, or both. As a result of this competition, we may be unable to maintain or acquire attractive mining properties or attract better or more qualified employees, which would adversely affect our business, results of operations, financial condition and cash flows.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 38

We are dependent upon third party smelters for processing our products.

The Company’s project interests primarily produce concentrates. These must be processed into metal by independent smelters under concentrate sales agreements in order for the Company to be paid for its products. There can be no assurance or guarantee the Company will be able to enter into concentrate sales agreements on terms that are favourable to the Company or at all.

We may become unable to access our markets due to trade barriers.

Access to the Company’s markets is subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which the Company is aware that do, or could, materially affect the Company’s access to certain markets, there can be no assurance that the Company’s access to these markets will not be restricted in the future.

Undue reliance should not be placed on estimates of reserves and resources since these estimates are subject to numerous uncertainties and may be revised. Our actual reserves could be lower than such estimates, which could adversely affect our operating results, financial condition and cash flows.

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral reserves in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The Company’s reserves and resources are estimated by persons who are employees of the respective operating company for each of our operations under the supervision of employees of the Company. These individuals are not “independent” for purposes of applicable securities legislation. The Company does not use outside sources to verify reserves or resources. The mineral reserve and mineral resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or mineral resources may be material. In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of mineral deposits or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

The volume and grade of reserves we actually recover, and rates of production from our current mineral reserves, may be less than estimates of the reserves. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause the mining operation to be unprofitable in any particular accounting period and may also prompt us to modify mineral reserves estimates. There can be no assurance that the indicated amount of reserve will be recovered or that it will be recovered at prices we have assumed in determining the mineral reserves. Fluctuations in the market price of copper, gold and other metals, changing exchange rates and operating and capital costs may make it uneconomical to mine certain mineral reserves in the future.

Reserve estimates can be uncertain because they are based on limited sampling. As we gain more knowledge and understanding of the deposit through on-going exploration and mining activity, the reserve estimate may change significantly, either positively or negatively.

Due to the uncertainty which are attached to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 39

Cautionary notice regarding mineral reserve and mineral resource estimates.

Disclosure of mineral reserve and mineral resource classification terms and certain mineral resource estimates that are made in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI43-101”). NI43-101 is a rule developed by the Canadian Securities Administrators (CSA) that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates have been prepared in accordance with NI43-101. These standards differ significantly from the mineral reserve disclosure requirements of the Securities and Exchange Commission (“SEC”) set out in Industry Guide 7. Consequently, the Company’s mineral reserve and resource information is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

The terms ‘mineral resources’, ‘measured mineral resources’, ‘indicated mineral resources’ and ‘inferred mineral resources’ comply with the reporting standards in Canada. Further, inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource exists. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of mineral resources, measured mineral resources, indicated mineral resources or inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported mineral resources, measured mineral resources, indicated mineral resources or inferred mineral resources is economically or legally mineable.

Production estimates may be materially different from actual production, which would adversely affect our business, results of operations, financial condition and cash flows.

Actual production could be different for a variety of reasons, including:

●	short-term operating factors relating to the mineral reserves, such as the need for sequential development of mineral deposits and the processing of new or different grades;

●	risks and hazards associated with mining, including geotechnical issues such as pit slope stability at open pit operations and structural issues at underground mines;

●	the actual material mined could vary from estimates, with respect to grades and/or tonnage;

●	mine failures;

●	industrial accidents;

●	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;

●	unusual or unexpected geological conditions;

●	changes in power costs and potential power shortages;

●	shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;

●	plant and equipment failure;

●	the inability to process certain types of ore;

●	labour shortages or strikes;

●	civil disobedience and protests; and

●	restrictions or regulations imposed by government authorities or other changes in the regulatory environment applicable to the mining industry.

Furthermore, as Newcrest is the operator of the Red Chris mine, we are reliant on the production guidance provided by Newcrest and there can be no assurance that we will achieve such production estimates.

We must continually replace and expand our mineral reserves and mineral resources and the depletion of our mineral reserves may not be offset by future discoveries or acquisitions of mineral reserves.

Mines have limited lives based on proven and probable mineral reserves. As a result, we must continually replace and expand our mineral reserves. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits. There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. The life-of-mine estimates for each of our operating mines are based on our best estimate given the information available to us. These estimates may not be correct. Our ability to maintain or increase our annual production of copper, gold and other metals depends in significant part on our ability to find and/or acquire new mineral reserves and bring new mines into production, and to expand mineral reserves at existing mines.

Exploration for minerals is highly speculative in nature and the projects involve many risks. Many projects are unsuccessful and there are no assurances that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral reserves and to construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights and availability of financing. In addition, assuming discovery of an economic mineral deposit, depending on the type of mining operation involved, many years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurances that our current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 40

Our exploration and development of new and existing mines may be unsuccessful.

Because the life of a mine is limited by its mineral reserves, we continually look for opportunities to replace and expand our reserves by exploring existing properties and by looking for potential acquisitions of new properties or companies that own new properties.

Exploration and development of mineral properties involve significant financial and operational risk. There is no assurance that we will be successful in our efforts. Very few properties that are explored are later developed into an operating mine. Developing a property involves many risks and unknowns, such as establishing mineral reserves by drilling, completion of feasibility studies, obtaining and maintaining various permits and approvals from governmental authorities, constructing mining and processing facilities, securing required surface or other land rights, finding or generating suitable sources of power and water, confirming the availability and suitability of appropriate local area infrastructure and developing it if needed, and obtaining adequate financing. Substantial spending may be made on properties that are later abandoned due to a failure to satisfy any of such factors.

The capital expenditures and timeline needed to develop a new mine are considerable and the economics of a project can be affected by changes to them. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Actual costs may increase significantly, and economic returns may differ materially from our estimates. Whether a mineral deposit will be commercially viable depends on a number of factors, including, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices, which fluctuate widely, and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We may be unable to satisfactorily resolve fiscal and tax issues or fail to obtain permits and approvals necessary to operate a project so that the project may not proceed, either on the original timeline, or at all. New mining operations may experience unexpected problems during start-up, which can cause delays and require more capital than anticipated. The combination of these factors may cause us to expend significant resources (financial and otherwise) on a property without receiving a return on investment and could result in the Company being unsuccessful in developing new mines. This, in turn, would adversely affect our business, results of operations, financial condition and cash flows.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations.

Fluctuations in exchange rates may adversely affect our operating and capital costs.

The Company’s operating results and cash flow are affected by changes in the CDN$ exchange rate relative to the currencies of other countries, especially the US$. Exchange rate movements can have a significant impact on operating results as a significant portion of the Company’s operating costs are incurred in CDN$ and most revenues are earned in US$. To reduce the exposure to currency fluctuations, the Company may enter into foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on the Company. In addition, foreign exchange contracts expose the Company to the risk of default by the counterparties to such contracts, which could have a material adverse effect on the Company.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 41

Changes in interest rates may adversely affect our operating and capital costs.

The Company’s exposure to changes in interest rates results from investing and borrowing activities undertaken to manage liquidity and capital requirements. The Company has incurred indebtedness that bears interest at fixed and floating rates and may enter into interest rate swap agreements to manage interest rate risk associated with that debt. There can be no assurance that the Company will not be materially adversely affected by interest rate changes in the future, notwithstanding its possible use of interest rate swaps. In addition, the Company’s possible use of interest rate swaps exposes it to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on the Company.

We may be adversely affected by loss of access to capital.

In general, mining is an extremely capital intensive business. Mining companies need significant amounts of ongoing capital to maintain and improve existing operations, invest in large scale capital projects with long lead times, and manage uncertain development and permitting timelines and the volatility associated with fluctuating metals and input prices. The amount of cash currently generated by the Company’s operations may not be sufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company may then be dependent upon debt and equity financing to carry out its exploration and development plans. Financial markets, including banking, debt and equity markets, can be extremely volatile and can prevent us from gaining access to the capital required to maintain and grow our business. Failure to obtain, or difficulty or delay in obtaining, requisite financing could result in delay of certain projects or postponement of further exploration, assessment or development of certain properties or projects, and would adversely affect our business, results of operations, financial condition and cash flows.

We are required to obtain government permits and comply with other government regulations to conduct operations.

Regulatory and permitting requirements have a significant impact on the Company’s mining operations and can have a material and adverse effect on future cash flow, results of operations and financial condition. In order to conduct mineral exploration and mining activities the Company must obtain or renew exploration or mining permits and licenses in accordance with the relevant mining laws and regulations required by governmental authorities having jurisdiction over the mineral projects. There is no guarantee that the Company will be granted the necessary permits and licenses, that they will be renewed, or that the Company will be in a position to comply with all the conditions that are imposed. Mining is subject to potential risks and liabilities associated with pollution and the disposal of waste from mineral exploration and mine operations. Costs related to discovery, evaluation, planning, designing, developing, constructing, operating, closing and remediating mines and other facilities in compliance with these laws and regulations are significant. In addition to environmental protection, applicable laws and regulations govern employee health and safety. Not complying with these laws and regulations can result in enforcement actions that may include corrective measures requiring capital expenditures, installation of additional equipment, remedial action and changes to operating procedures resulting in additional costs and temporary or permanent shutdown of operations. The Company may also be required to compensate those parties suffering loss or damage and may face civil or criminal fines or penalties for violating certain laws or regulations. Changes to these laws and regulations in the future could have an adverse effect on the Company’s cash flow, results of operations and financial condition.

We are subject to various risks related to environmental, health and safety and other forms of government regulation.

Our mining, processing, development and exploration activities are subject to extensive laws and regulations, which include laws and regulations governing, among other things: the environment, climate change, employee health and safety, mine development, mine operation, mine safety, mine closure and reclamation, exploration, prospecting, taxes, royalties, toxic substances, waste disposal, land use, water use, land claims of local people and other matters. We require permits and approvals from a variety of regulatory authorities for many aspects of mine development, operation, closure and reclamation. Additionally, permits and approvals may be invalidated or subject to challenges after the date of issuance. Such acts could have a material adverse impact on us, our operations or results.

The Company’s historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. Our ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with our activities or of other mining companies that affect the environment, human health and safety.

No assurance can be given that new laws and regulations will not be enacted or that existing laws and regulations will not be applied in a manner that could have an adverse effect on our financial position and results of operations. Any such amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, would have a material adverse impact on us, such as increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties, or could require abandonment or delays in the development of new mining properties.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 42

Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against us, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We are exposed to these potential liabilities through our current development projects and operations as well as operations that have been closed or sold. For example, we could be required to compensate others for losses or damages from our mining activities; and we could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially affect our operating costs and delay or curtail our operations. There can be no assurance that we have been or will be at all times in compliance with all laws, regulations and permits, that compliance will not be challenged or that the costs of complying with current and future environmental, health and safety laws, regulations and permits will not materially or adversely affect our business, operations or results.

Certain of our assets are not wholly owned or are owned through joint ventures, and any disagreement or failure of partners to meet obligations could have a material adverse effect on our results of operations and financial condition.

We hold a 30% interest in the Red Chris mine through our wholly owned subsidiary. Newcrest holds a 70% interest through its wholly owned subsidiary. Our interest in the Red Chris mine is subject to the risks normally associated with the conduct of a joint venture. While Newcrest is the operator of the project, we have approval rights for certain key decisions such as changes in share capital, merger, amalgamation, dissolution of the joint venture, dividends or earning distributions, capital expenditure and operating budgets, exploration budgets, financing and pledge of joint venture assets, suspension or cessation of operations, utilization of derivative instruments and changes in operator or the projects of the joint venture.

In addition, our co-investors or joint venture partners may have competing interests in our markets that could create conflict of interest issues, and otherwise may have economic or business interests or goals that are inconsistent with our interests or goals and may take actions contrary to our instructions, requests, policies or objectives.

Our co-investors or joint venture partners, such as the ones described above, may have the right to veto any of these decisions and this could therefore lead to a deadlock.

The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on our profitability or the viability of our interests in such assets, which could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition: (i) disagreement with co-investors or joint venture partners on how to develop and operate mines efficiently; (ii) inability of our co-investors or joint venture partners to meet their obligations; (iii) litigation with our co-investors or joint venture partners regarding such assets or (iv) failure of our co-investors or joint venture partners to comply with applicable laws, rules or regulations.

We are not able to control the amounts of distributions the Red Chris mine Joint Venture may make to us.

The ability of the Red Chris mine Joint Venture to make distributions to us may be restricted by, among other things, the terms of each of their governing documents. Accordingly, we are not able to control if and when, and the amount of distributions that the Red Chris mine Joint Venture may make to us.

We face additional risks and uncertainties from past or future operations in foreign countries.

The Company operates from time to time in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavourable political climate may make it difficult for the Company to obtain financing for projects in some countries.

We are, or may become, subject to regulatory investigations, claims, litigation and other proceedings, the outcome of which may affect our business, results of operations, financial condition and cash flows.

The nature of our business has and may continue to subject us from time to time to regulatory investigations, claims, lawsuits and other proceedings and the Company may be involved in disputes with other parties in the future, which may result in litigation. We cannot predict the outcome of any regulatory investigation, claims, litigation or other proceedings. Defence and settlement costs may be substantial, even with respect to claims that have no merit. If we cannot resolve these disputes favourably or successfully defend against any potential regulatory prosecution or other proceedings, our business, financial condition, results of operations and future prospects may be materially adversely affected.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 43

Mineral rights or surface rights to our properties could be challenged, and, if successful, such challenges would adversely affect our business, results of operation, financial condition and cash flows.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed and title insurance is generally not available. There is no guarantee that title to any such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties would adversely affect our business, results of operations, financial condition and cash flows.

We are dependent on transportation facilities, infrastructure and certain suppliers, a lack of which could impact our production and development of projects.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply affect capital and operating costs and the completion of the development of our projects. Unusual or infrequent weather phenomena, sabotage, community, government or other interference in the maintenance or provision of such infrastructure in any of the jurisdictions in which we operate could adversely affect our business, operations or results. Disruptions in the supply of products or services required for our activities in any of the jurisdictions in which we operate would also adversely affect our business, results of operations, financial condition and cash flows.

We depend on key management personnel and may not be able to attract and retain such persons in the future.

Our business is dependent on retaining the services of a small number of key personnel of the appropriate calibre as the business develops. Our success is, and will continue to be to a significant extent, dependent on the expertise and experience of our directors and senior management, and the loss of one or more of such persons could have a materially adverse effect on us. We do not maintain any key person insurance with respect to any of our officers or directors.

We are subject to taxation risk.

We have operations and conduct business in a number of jurisdictions and are subject to the taxation laws of these jurisdictions. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by us which could adversely affect our profitability and cash flows.

Our ability to repatriate funds from foreign subsidiaries may be limited, or we may incur tax payments when doing so.

Should we generate cash flow and profits from foreign subsidiaries, we may need to repatriate funds from those subsidiaries to service our indebtedness or fulfil our business plans, in particular in relation to ongoing expenditures at our development assets. We may not be able to repatriate funds, or we may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent company level, which costs could be material.

Our directors may have interests which conflict with our interests.

Certain of our directors also serve as directors and/or officers of other companies involved in natural resource exploration and development or with other companies with which we transact and consequently there exists the possibility for such directors to be in a position of conflict. In all cases where directors have an interest in another resource company, such other companies may also compete with us for the acquisition of mineral property rights. In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of our directors and will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, we will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict.

Actual costs of reclamation are uncertain, and higher than expected costs could negatively impact our results of operations and financial position.

Our operations are subject to reclamation plans that establish our obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for us. Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for the mine in order to fund an increase to a reclamation bond. Reclamation bonds represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. If actual costs are significantly higher than our estimates, then our results from operations and financial position could be materially adversely affected.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 44

Asset carrying values are evaluated quarterly and may be subject to write downs.

At each quarter end, we undertake an evaluation of our portfolio of producing mines, development projects, exploration and other assets to determine whether indication of impairment exists. Where an indication of impairment exists for post feasibility exploration properties, producing properties and plant and equipment, the recoverability of the carrying values of our properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, copper and gold prices, foreign exchange rates, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed copper prices or in the event of other factors reducing estimated future net cash flows from exploration and development properties, we may be required to take additional material write downs of our exploration and development properties.

The review by management for impairment of the Company’s exploration and evaluation properties may be affected by the timing of exploration work, funding priorities, work programs proposed, and the exploration results achieved by the Company and by others in the related area of interest.

The Company’s critical operating systems may be compromised.

Cyber threats have evolved in severity, frequency and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. Individuals engaging in cybercrime may target corruption of systems or data, or theft of sensitive data. The Company’s mines and mills are automated and networked such that a cyber-incident involving the Company’s information systems and related infrastructure could negatively impact its operations. A corruption of the Company’s financial or operational data or an operational disruption of its production infrastructure could, among other potential impacts, result in: (i) loss of production or accidental discharge; (ii) expensive remediation efforts; (iii) distraction of management; (iv) damage to the Company’s reputation or its relationship with suppliers and/or counterparties; or (v) in events of noncompliance, which events could lead to regulatory fines or penalties. Any of the foregoing could have a material adverse effect on the Company’s business, results of operations and financial condition.

While the Company invests in robust security systems to detect and block inappropriate or illegal access to its key systems and works diligently to ensure data and system integrity, there can be no assurance that a critical system is not inadvertently or intentionally breached and compromised. This may result in business interruption losses, equipment damage, or loss of critical or sensitive information.

Our use of derivative contracts exposes us to risk of opportunity loss, mark to market accounting adjustments and exposure to counterparty credit risk.

From time to time, we may enter into price risk management contracts to protect against fluctuations in the price of our products, exchange rate movements, and changes in the price of fuel and other input costs. These contracts could include forward sales or purchase contracts, futures contracts, precious metals streams, purchased put and call options and other contracts. Any such use of forward or futures contracts can expose us to risk of an opportunity loss. The use of derivative contracts may also result in significant mark to market accounting adjustments, which may have a material adverse impact on our reported financial results. We are exposed to credit risk with contract counterparties, including, but not limited to, sales contracts and derivative contracts. In the event of non-performance by a customer in connection with a contract, we could be exposed to a loss of value for that contract.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 45

OUTLOOK

Corporate and Operations

At December 31, 2021, the Company had not hedged any copper, gold, or US$/CDN$ exchange. Quarterly revenues will fluctuate depending on copper and gold prices, the US$/CDN$ exchange rate, and the timing of concentrate sales, which is dependent on concentrate production and the availability and scheduling of transportation.

Newcrest provided metals production guidance (100%) for Red Chris mine, for the period July 1, 2021, to June 30, 2022 (period conforms to Newcrest June 30 annual year end), in the range of 50.7 to 55.1 million pounds copper and 40 to 42 thousand ounces gold.

The work on the restart of Mount Polley is underway and milling operations are targeted to start in the second quarter of 2022.

The Company will need to conclude further financing arrangements to fund its share of cost of the ongoing development of a block cave mine at Red Chris and to fund the reopening of the Mount Polley mine.

Exploration

Imperial maintains a large portfolio of greenfield exploration properties in British Columbia. These properties have defined areas of mineralization and exploration potential. Management continues to evaluate various opportunities to advance many of these properties.

Exploration for 2022 will be focused on Red Chris, with 100,000 metres of drilling planned and continuing development of the exploration decline to provide access for underground exploration planned at Red Chris.

Acquisitions

Management continues to evaluate potential acquisitions.

Imperial Metals Corporation | Management’s Discussion & Analysis | December 31, 2021 | # 46